Exhibit 99.34

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

1	HIGHLIGHTS AND RELEVANT UPDATES	4
2	CORE BUSINESS, STRATEGY AND OUTLOOK	21
3	REVIEW OF FINANCIAL RESULTS	25
4	REVIEW OF OPERATIONS AND MINE PERFORMANCE	31
5	CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES	41
6	MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	48
7	FINANCIAL CONDITION AND LIQUIDITY	51
8	ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES	56
9	CONTINGENCIES	58
10	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	58
11	NON-GAAP FINANCIAL PERFORMANCE MEASURES	59
12	CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	66

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”), authorized for issuance by the Board of Directors of the Company on March 31, 2025, should be read in conjunction with Allied Gold Corporation’s (“Allied” or the “Company”) consolidated financial statements for the year ended December 31, 2024 (“Consolidated Financial Statements”). All figures are in United States Dollars (“US Dollars”) unless otherwise specified. The Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A, include:

•	Cash costs per gold ounce sold (“cash costs”), for which the most directly comparable IFRS measure is cost of sales;
•	All-in sustaining costs (“AISC”) per gold ounce sold and Adjusted All-in sustaining costs (“Adjusted AISC”), for which the most directly comparable IFRS measure is cost of sales;
•	Gross profit excluding Depreciation, Depletion and Amortization (“DDA”);
•	Sustaining, and non-sustaining (expansionary and exploration) capital expenditures;
•	Adjusted Net Earnings (Loss), for which the most directly comparable IFRS measure is Net Earnings (Loss); and
•	Earnings before Interest, Taxes, DDA (“EBITDA”) and Adjusted EBITDA, for which the most directly comparable IFRS measure is Net Earnings (Loss).

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 11: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1), which are provided on the final page of this MD&A.

Cautionary statements regarding forward-looking information, mineral reserves and mineral resources and statements on internal controls over financial reporting can be found in Section 12: Cautionary Statements and Internal Controls Over Financial Reporting in this MD&A.

Additional information relating to the Company, not incorporated as part of this MD&A, including the Annual Information Form of the Resulting Issuer (as defined herein), is available on SEDAR+ at www.sedarplus.com.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

1.    HIGHLIGHTS AND RELEVANT UPDATES

Allied Gold Corporation (“Allied”, “Allied Gold” or the “Company”) is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties, and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Production for the fourth quarter of 2024 was 99,632 ounces of gold which was the highest production by quarter of the year and since the Company was taken public. Fourth quarter production was in line with the Company’s guidance for the period of 98,000 ounces to 102,000 ounces, and consistent with the Company’s expectation that existing operations should be able to produce 375,000-400,000 gold ounces annually. Production increases in the fourth quarter are attributable to the more fulsome contributions from Korali-Sud, which had nominal contributions to production up until the fourth quarter. Korali-Sud was previously referred to as Diba. The consolidated production profile range provided is before any capital programs that will result in a step increase in production, notably from Kurmuk and the Sadiola expansion, and aligns with 2025 guidance.

Korali-Sud serves as a bridge between the current operations at Sadiola and the completion of the first phase expansion, which the Company expects will allow the plant to process up to 60% of higher-grade fresh ore at an increased throughput rate of 5.7Mt/y. The construction activities for this first phase of expansion commenced in the fourth quarter of 2024 and are advancing on schedule and on budget, with earthworks and structural fill progressing well. The remaining investment for Phase 1 is estimated at $55 million, and the project is expected to be completed later in 2025. Lastly, the Company continued to drill other areas of oxide mineralization at Sadiola, including Sekekoto West, FE4, FE2.5 and Tambali South, so that they can serve as backup ore feed for Korali-Sud, as the first phase expansion is completed.

Allied is positioned for substantial growth, with a path to increase its sustainable production platform to greater than 700,000-800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company’s exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d’Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the permitted, shovel-ready Kurmuk project in Ethiopia currently under development, and the Sadiola expansion project.

Allied is committed to the development of high-quality growth projects and delivering shareholder value and returns. This is achieved through investing in key operational improvements to enhance productivity, reduce costs, and increase cash flows. The aggregate ownership of management and Board members in the Company demonstrates strong alignment with shareholders and a firm commitment to value creation.

The Company is listed on the Toronto Stock Exchange (trading symbol “AAUC”), on the OTCQX Best Market (trading symbol “AAUCF”), and has publicly traded convertible debentures listed on the Toronto Stock Exchange trading in U.S. dollars (trading symbol “AAUC.DB.U”). The Company is also pursuing a listing on the New York Stock Exchange (“NYSE”) and has concluded its introductory call with NYSE to preview the listing. NYSE is now engaged in its due diligence process and the ticker symbol “AAUC” has been reserved. The Company is simultaneously preparing its registration statement, listing application and supporting documentation. The Company expects to be listed in the third quarter of 2025; however, there can be no assurance that it will receive listing approval from the NYSE to complete such listing. The Company believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in the Common Shares and increased research coverage from U.S. investment banks. Finally, the listing provides the opportunity for broader index inclusion.

Ongoing and Future Operational and Business Improvements:

Throughout 2024 and continuing in the fourth quarter, management made a series of improvements to its operational plans to ensure a materially stronger fourth quarter and to position the Company to achieve its 2025 objectives and beyond, effectively strengthening and de-risking the production platform moving forward. These actions include:

•	Mining, Processing, Exploration and Administrative Improvements: The Company has been progressing to an operationally focused approach to the business and has implemented a series of improvements and optimizations, that once again support a strong fourth quarter and beyond. These include:

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

◦	Year-to-date increases in mining and waste movement to achieve spatial compliance and access higher-grade ores. The increase in activity resulted in a lower-than-planned cost per ton. The Company is optimizing grade and ounces of production to ensure these cost reductions are reflected in lower costs per ounce.

◦	Processing plant optimizations have increased total tonnes milled across all operations since the start of the year. Notably, operations in Côte d’Ivoire achieved substantial gains, with milling rates up 15% at Agbaou and 39% at Bonikro compared to the first quarter.

◦	Optimizations and improvements of key performance indicators have led to enhanced resource models, improved grade control procedures, and more efficient mine scheduling.

◦	Implementation of more robust forecasting and budgeting processes.

◦	Enhanced procurement and supply chain processes.

◦	Increased engagement with the workforce, local stakeholders, and governmental entities to ensure better alignment and communication.

◦	Critical reviews of services and suppliers. The Company is consolidating and integrating critical activities, such as contract mining services which have been awarded after the Company conducted a comprehensive international tendering process. The contract has been awarded to Mota-Engil, for all operating mines and Kurmuk. Mota-Engil, a group with nearly 80 years of operational experience, has significant depth and breadth of knowledge in mine contracting. Other segments of their business, including infrastructure construction and transportation, provided them with an advantage over other contractors in matters such as supply chain, logistics and importation/exportation experience. Further, the firm successfully demonstrated the best competency, consistency, reliability, pricing and financial capacity. In the context of the contract, the Company also proceeded to facilitate Mota-Engil’s purchase of the trucking fleet, equipment, inventory, spares, and other materials from the mine contractor operating Allied Gold’s West Africa operations and concurrently entered into new mine contractor agreements which better align key performance measures with the objectives of the Company and ensures better planning, management and oversight. The transition to Mota-Engil at the Company’s operations has occurred. The Company transitioned with an orderly changeover from the current contractor by minimizing risks from the transition in the short-term, to attain the longer-term benefits anticipated by the Company.

◦	Upgrades to power generation facilities in Côte d’Ivoire, stabilizing production and reducing future risk exposure.

◦	Exploration initiatives aimed at Sadiola and the advancement of exploration at several high-quality targets within the Kurmuk project, which is expected to significantly increase the project’s mineral inventories.

•	Leadership Strengthened to Drive Operational Performance:

◦	The Company appointed Johannes Stoltz as Chief Operating Officer in the third quarter, leveraging his 28 years of mining experience and deep knowledge of Allied’s operations. Johannes’ transition into the role has been occurring since the beginning of 2024, and he has been primarily responsible for optimizations and improvements initiated to improve operations from early this year, making strong progress toward achieving sustainable and predictable production goals starting in the third quarter. This appointment is part of an orderly succession plan that had begun at the beginning of the year as his predecessor was nearing retirement, and the Company having determined that for its optimizations plan, and having improved its plant functions, a focus on mining was critical and its head of operations should be a qualified mining engineer.

◦	The Company has recently hired Don Dudek as Chief Exploration Officer, who has joined the Company as part of a normal-course succession plan. Don is a geologist with over forty years of experience in numerous executive and technical roles with the last sixteen years focused on West African gold exploration and development including Mali, and with experience in Ethiopia. Don brings extensive exploration experience including senior roles with Endeavour Mining, Avion Gold Corporation and Aur Resources, and will be focused on targeted exploration with a goal to optimize and improve block models, along with exploring for ounces that can come into production quickly. Additionally, Don was a key member of the team that conducted due diligence on the Company’s assets alongside the current management team prior to the Company’s public offering. Greg Winch will remain with Allied through a transition period, and the Company is thankful for all of the work Greg has done to date.

◦	Allied has strengthened its Board of Directors by adding a new Board Member, Oumar Toguyeni. Mr. Toguyeni is a highly experienced global mining executive, with over 35 years of mining expertise. His career has included senior leadership positions at major international mining companies such as BHP, Alcoa Inc., IAMGOLD Corporation, and he has also recently been appointed to the Board of Directors of Hummingbird Resources. He very recently joined the board of that company in connection with the restructuring and recapitalization of the company initiated, and financially supported, by its largest shareholder. Beginning his career as an exploration geologist, Mr. Toguyeni has gained extensive experience in Europe, North and South America, the Caribbean, and particularly in West Africa, where he is based. His executive career includes senior operational and sustainability positions in Mali the result of which, together with his in country relationships, will assist in management of and board oversight over the Company’s in country efforts. Fluent in English and French, he brings a wealth of international experience and insight to the Board. He is a geologist and also holds a Master of Business Administration degree.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

◦	The Company is further consolidating its management into its head office in Toronto, rationalizing legacy offices throughout the organization. This included bringing in individuals that have significant previous experience dealing with mining plans and block models.

◦	Adoption of a governance approach aligned with best practices established by public companies, emphasizing rigorous risk management and sustainability practices.

•	Importantly, during the year, Allied secured key regulatory approvals in Mali that provide clarity and stability for its phased expansion and the integration of additional high-grade oxide ore at Sadiola, and entered into a strategic partnership, described in more detail below

Operational, Earnings and Cash Flows Highlights:

For the three months ended December 31, 2024, unless otherwise noted

•	Quarterly production of 99,632 gold ounces, which was the highest production by quarter of the year and since the Company was taken public. Fourth quarter production was in line with the Company’s guidance for the period of 98,000 ounces to 102,000 ounces, and consistent with the Company’s expectation that existing operations should be able to produce 375,000-400,000 gold ounces annually. Production increases in the fourth quarter are attributable to the more fulsome contributions from Korali-Sud, which had nominal contributions to production up until the fourth quarter. Fourth quarter production represents a 16% increase over the average production of the three previous quarters in 2024. The fourth quarter production breakdown is as follows:

	For three months ended December 31, 2024	For three months ended December 31, 2023
Sadiola	54,210	41,150
Bonikro	20,259	34,232
Agbaou	25,163	19,373
Consolidated	99,632	94,755

•	Sales of 64,769 gold ounces. Production of 48,939 ounces of gold from Korali-Sud oxide ore, which was in inventory at Sadiola as at December 31, 2024, was sold subsequent to year-end. With the implementation of the 2023 Mining Code, the Company anticipated procedural and administrative delays, given the novelty of the new code and the implementation of new procedures relating to it. This resulted in a longer period for approval of sales, and had these procedural and administrative delays not occurred, sales would have been higher by 48,939 ounces.

•	Total cost of sales(4) of $1,773, cash costs(1) of $1,589, and Adjusted All-in Sustaining Costs (“AISC”)(1) for the quarter of $1,708 per gold ounce. Adjusted All-in Sustaining Costs (“AISC”)(1) is in line with that previously disclosed. As the Company reports AISC(1) on an ounces-sold basis, rather than ounces produced, costs are highlighted on an adjusted basis, as ounces produced from Korali-Sud were inventoried at Sadiola and sold after year-end. Adjusted AISC(1) considers the cost of production of Korali-Sud ounces, as well as royalties and duties payable on sale and export, taking into consideration the 2023 Mining Code in Mali. The ounces used in the denominator consider actual sales and the inventoried Korali-Sud ounces. Further, as expected and guided, Bonikro’s sustaining capital and AISC(1) in the fourth quarter were impacted by capitalized stripping at PB5. As previously noted, stripping activities in the fourth quarter and continuing for most of 2025, will improve production and costs for upcoming years, as high grade ore will be exposed while significantly lower waste removal will be required. The classification of stripping costs to sustaining capital was changed in the fourth quarter of 2023, with first production from the pushback achieved in that quarter. As previously disclosed, the 2023 mining code is expected to impact costs at Sadiola by approximately $240/oz to $300/oz. At Korali-Sud,the impact is expected to exceed this range given that it is a new mining operation and is subject to the full impact of the 2023 mining code without derogations of royalties, unlike production from Sadiola proper. However, Korali-Sud ore is also higher grade and well suited for processing through the Sadiola plant. Korali-Sud is a bridge to sustained higher production at better costs once the Phase 1 expansion is completed, as more particularly set forth below. Despite higher royalties relating to production from Korali-Sud, the Company was able to maximize production at overall better costs in the fourth quarter, relying on Korali-Sud ore. In aggregate, adjusted fourth quarter costs and gross margins at Sadiola improved compared to the third quarter due to the greater number of ounces produced, particularly from Korali. Going forward throughout 2025 and thereafter, contributions from Korali-Sud will decrease as new oxide ore sources at Sadiola are developed and mined, especially from Sekokoto West, and as the first phase expansion ramps up, the result of which will be that production will stabilize at higher levels, and costs will decline quarter over quarter, reaching annual levels in 2025 and thereafter below costs in the fourth quarter.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

•	Operating highlights by mine for the quarter as follows:

			Cost of Sales	Cash Cost(1)
For three months ended	Production	Sales Gold	Per Gold	Per Gold	Adjusted
December 31, 2024	Gold Ounces	Ounces	Ounce Sold	Ounce Sold	AISC(1)
Sadiola Gold Mine	54,210	14,619	$1,965	$1,862	$1,682
Bonikro Gold Mine	20,259	22,979	$1,578	$1,183	$1,543
Agbaou Gold Mine	25,163	27,171	$1,835	$1,785	$1,910
Total	99,632	64,769	$1,773	$1,589	$1,708

•	As at December 31, 2024, the Company had cash and cash equivalents of $225.0 million. Cash balances on an adjusted basis, would have been higher by over $130 million, had Korali-Sud production been sold. In early 2025 the Company sold ounces associated with Korali-Sud production. While these post-year-end sales increase overall cash, the Company notes that, for accounting purposes, a working capital deficit will have been recorded as of year-end. This is due to certain payables being deferred pending the sale of a significant inventory of Korali-Sud gold, which had accumulated by year-end and was sold subsequently. Lastly, the Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn. In addition to available credit, the Company has improved liquidity through the Kurmuk gold stream and prepay, and will further bolster the balance sheet with the Ambrosia strategic partnership described in more detail in this document.

•	Allied successfully executed a number of strategic transactions during the quarter and subsequent to year-end, creating a fortress balance sheet and further improving the Company’s financial flexibility. The strategic direction was prompted by management’s belief that capital markets were not fully capturing the inherent value of the Company’s assets, leading Allied to seek alternative sources of capital. The Company completed these transactions with high quality counterparties, achieving a relatively low cost of capital, while crystallizing value upfront and bridging the gap between market value and inherent value to market participants.

The transactions included the share offering for aggregate gross proceeds of $161.6 million, and the $250.0 million Kurmuk funding package comprising a gold stream of $175.0 with Wheaton Precious Metals International Ltd. and a $75.0 million Gold Prepay facility for the Kurmuk development project. The streaming transaction with a partner of the scale and quality of Wheaton validates the inherent value opportunity at Kurmuk, including its engineering, design and ongoing development along with its strong geological upside potential. The Gold Prepay facility brings forward cash flows and include a built-in gold price hedge amidst favourable market prices. The prepay begins gold deliveries after Kurmuk’s anticipated mid-2026 construction timeframe, further balancing the cash requirements for its construction.

Since mid-2024, the Company has pursued several asset and corporate strategic arrangements and subsequent to year end, the Company announced one such strategic arrangement with a United Arab Emirates-based investment fund, the private placement portion of which is planned for closing in the next several weeks with the asset-based portions to follow. Further details are noted in Financing and Corporate Development Highlights.

The aforementioned activities provide the Company with flexibility to finance its share of the Sadiola phased expansion without relying on operating cash flows following the construction of Kurmuk in 2026. Other operational improvements and production increases are expected to begin generating significant cash flow in the coming quarters, providing additional financial flexibility for the Company to balance its allocation of capital and pursue other high return opportunities. This includes but is not limited to, further development of its CDI complex to create a complex with a strategic production level of 180,000 ounces per year for over 10 years. The Company is currently performing a review to advance the opportunities identified in the strategic plan to the next phases of definition and planning, including an update on Oume, which is expected to be completed by year-end along with the advancement of exploration and development targets in the Hiré and Agbaou land packages. Further updates will be provided throughout the year on these initiatives.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

•	Net cash generated from operating activities for the quarter was $49.6 million. Operating cash flows before income tax paid, government settlements and movements in working capital were a strong inflow of $141.0 million, and on an adjusted basis, considering inventory from Korali-Sud, operating cash flows before income tax paid and working capital would have represented an even more significant increase over the prior year comparative quarter and increased by a further $61.5 million. Current period cash from operating activities was positively impacted by higher realized gold prices, proceeds from the first construction draw under the stream with Wheaton Precious Metals of $43.75 million, and a $75.0 million Gold Prepay, offset by the aforementioned Korali-Sud production inventoried at Sadiola sold subsequent to year-end. Further, operating cash flows were impacted by the payment associated with the Mali settlement matters discussed during the third quarter. Working capital impact for the quarter, as previously disclosed, is related to the Korali-Sud inventory buildup at Sadiola, which results in a working capital outflow, partially offset by increases in accounts payable associated with the costs incurred to produce that inventory.

•	Net Loss Attributable to the Shareholders to the Company (“Attributable Net Earnings Loss”) for the three months ended December 31, 2024 was $10.3 million or $(0.03) per share. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $9.5 million or $0.03 per share. Details of the adjustments can be found in the Summary of Financial Results discussion below. The above values exclude the impact of the Korali-Sud ounce sale procedural and administrative delay, which would have further bolstered, assuming the prospective 65% ownership interest in Korali-Sud, Attributable Earnings and Adjusted Net earnings by $28.5 million or $0.09 per share.

•	EBITDA(1) and Adjusted EBITDA(1) for the for the three months ended December 31, 2024 were $50.1 million and $47.3 million respectively. EBITDA(1) had positive contributions from unrealized gains on the Company’s debt and deferred and contingent consideration, due to mark-to-market and other remeasurements. For consistency of showing true underlying economic results, these gains are removed from the calculation of Adjusted EBITDA(1). Nevertheless, the Company’s strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency, despite the current period impact of the Korali-Sud ounce sale delay, which would have further bolstered the two metrics by $61.5 million.

•	The Company continues to track well against its plan for the Kurmuk Project, having achieved key milestones and further progressing during the fourth quarter. The Company is well-positioned to commence the processing plant erection in 2025 with the goal to commence production in the second quarter of 2026. Notable updates include:

◦	Earthworks and structural fills at the plant terrace are near completion,

◦	Civil works and Structural, Mechanical, Plate, and Piping (“SMPP”) contractor mobilizations are in progress,

◦	The construction camp was completed during the fourth quarter, and with earthworks for the main camp accommodation underway to satisfy the on-going mobilization needs.

◦	Several agreements were awarded and commenced mobilization during the fourth quarter, including the SMPP contract, the Civil Works contract, and the main Water Storage Dam contract where clearing and grubbing activities have started,

◦	Preparations for major equipment delivery are advancing, with ongoing maintenance of the main access road and the delivery of heavy lifting equipment to the site in preparation for mechanical erection,

◦	Completion of clearing and grubbing activities for the explosive magazine and emulsion facilities,

◦	The Hazard and Operability review is finalized, with the stability review of the electrical power supply system also completed,

◦	Upgrades to the Horazab town community centre were advanced, in line with the Company’s commitment to continue enhancing community relations.

Further, as previously disclosed, the mining contract for Kurmuk has been awarded to Mota-Engil, which is performing contract mining services at the Company’s West Africa operations. The Company is advancing pioneering mining activities to allow sufficient time for the establishment of access and of infrastructure, before the rainy season, and advance training of mining personnel ahead of the arrival of the main mining fleet. Mining activities will continue through the year and into 2026 with the objective of preparing the mine and building ore stockpiles to support the start of operations. Kurmuk is expected to start production by mid-2026, contributing an estimated 175,000 ounces of gold to the latter half of the 2026 outlook.

For the year ended December 31, 2024, $110.4 million, was spent in Ethiopia, comprising $100.3 million of direct construction capital expenditure and the remainder representing other spend such as exploration activity, in-country office costs and capitalized borrowing costs in accordance with IFRS.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

The Company remains on track for physical and budgetary progress of the Kurmuk Project. The difference from the initial $155 million expected for the year is mostly the result of detailed and optimized execution planning, favourable contract negotiations with local contractors which lowered upfront required payments, higher local contractor deployment with lower mobilization costs and better schedule, and a redesign of certain earthworks which have reduced quantities and related schedule. Some of these payments have been deferred into the first half of 2025, and consequently, the project remains on budget. Additionally, the recently signed Power Purchase Agreement (“PPA”) with Ethiopian Electric Power secures reliable hydroelectric energy, further confirming the project’s cost economics as a low-cost producer by ensuring access to one of the world’s most affordable and sustainable power sources. The power line is in the development phase and is expected to be finalized and energized ahead of first production in mid-2026.

Lastly, a third quarter update is planned for Kurmuk on mineral resources, mineral reserves and exploration. The Company’s objective is to increase and demonstrate a growing mineral inventory at Kurmuk to extend the mine life and take advantage of the increased plant capacity and mine sequencing, the Company is well positioned to target production levels above the current expected range of 240,000-290,000 ounces per year.

Financing and Corporate Development Highlights:

Strategic Partnership with Ambrosia Investment Holdings and related transactions

On February 25, 2025, the Company announced a Strategic partnership with Ambrosia Investment Holding (“Ambrosia”), domiciled in the United Arab Emirates, marking a significant move to realizing immediate value from its Sadiola mine in Mali, while significantly bolstering the Company’s financial strength and adding an influential partner endorsing Allied’s strong growth trajectory.

The partnership will leverage the regional, national, and continental understanding and influence of Ambrosia, through the United Arab Emirates in Africa, which will build on Allied’s similar competencies, along with Allied’s technical and operational expertise, strong public markets knowledge, financial capacity, and strategic capital allocation capabilities to accelerate the Company’s growth initiatives, optimize operations, pursue strategic options, and enhance shareholder value. The transaction recognizes and supports the Company’s inherent value proposition and peer-leading growth strategy while endorsing and complementing the Company’s efforts in Mali, particularly the ongoing phased expansion of its generational Sadiola mine. Furthermore, the transaction is expected to provide key regional expertise and broader market support through a strategic partner with meaningful financial participation in the Company. The United Arab Emirates has emerged as Africa’s most prominent backer of new business.

The transaction estimated aggregate proceeds of over $500 million, including approximately $250 million in upfront cash consideration, crystallizes significant upfront value for Allied’s shareholders with the objective of creating a fortress balance sheet, further improving the Company’s financial flexibility. This robust balance sheet underpins Allied’s transformational growth plans, including the development of its Kurmuk project in Ethiopia and the ongoing phased expansion at Sadiola in Mali.

The improved financial flexibility arising from the transaction will provide the opportunity to optimize these expansion plans at Sadiola and Allied’s other assets while also providing the Company with tools to pursue strategic opportunities along with its new partner, Ambrosia.

The partnership includes the following components:

•	The sale to Ambrosia of 50% of Allied’s interest in Allied Gold ML Corp. (“Allied Holding”), which entity owns, directly and indirectly, Allied’s interests in its Mali operations (the “Mali Transaction”), including 80% of Societe d’Exploitation des Mines d’Or de Sadiola SA (“SEMOS”), for a purchase price comprising:

◦	$145 million in cash on closing; and

◦	present value of $230 million deferred cash consideration.

•	As a result of the sale of 50% of Allied’s interest in Allied Holding, a 50:50 joint venture will be created with Ambrosia, which will govern the relationship of the parties in Allied Holding and SEMOS and provide for the governance of the Sadiola mine. Allied will remain the operator of SEMOS and will continue the advancement of the ongoing value-creating initiatives at Sadiola and the execution of its business plan.

•	The implementation of a state-of-the-art power supply system to provide reliable energy to the Sadiola mine at competitive rates, under the terms of a power supply agreement between United Arab Emirates-based power solutions company ATGC LLC (“ATGC”) and SEMOS pursuant to which, among other things, ATGC will provide a power solution to SEMOS for a minimum period of 12 years by July 2026, including the deployment of photovoltaic power generation and industry-leading solid-state energy storage. This will provide Sadiola with a reliable, cost-efficient, and environmentally friendly supply of energy for its operations, which is expected to improve its operating costs through a reliable energy supply at rates comparable to or better than those available in the market.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

•	Share subscription and market support in connection with which Allied will issue to Ambrosia, on a private placement basis (the “Private Placement”) of 46,044,270 common shares of Allied (the “Private Placement Shares”) representing approximately 12% of the proforma issued and outstanding shares of the Company, at an issue price of C$3.40 per share for aggregate proceeds of C$156.6 million, the net proceeds of which will be used by Allied to fund the phased expansion at Sadiola. The issue price represents a modest premium to the five-day volume weighted average price of Allied’s common shares on the Toronto Stock Exchange (the “TSX”) between January 13 and January 17, 2025, being the period during which the parties met and first discussed indicative pricing and other commercial terms of the Mali Transaction.

•	Ambrosia has advised Allied that it intends to increase its participation in the Company through the purchase of Allied’s shares in the market following the closing of the Private Placement. Ambrosia has agreed not to exceed 19% aggregate beneficial ownership without the Company’s consent. Accordingly, Ambrosia may achieve 19% proforma ownership in Allied through the acquisition of the Private Placement Shares and market purchases at prevailing market prices.

Transaction Rationale:

•	Strategic Regional Expertise: Ambrosia’s experience and relationships in West Africa and, in particular, in the Republic of Mali, alongside the strong endorsement from the United Arab Emirates authorities, are expected to complement and enhance the Company’s own relationships and collaborative approach and be of significant value to Allied and its shareholders. Furthermore, the combined expertise and relationships will allow Allied to consider and pursue other significant value-creation opportunities in the region and emerging markets in general.

•	Sadiola Power Solution and Environmental Performance: The power supply agreement with ATGC provides Sadiola with a cost-competitive, reliable, and environmentally friendly supply of energy through the deployment of photovoltaic power generation and state-of-the-art solid-state energy storage. This is expected to improve the mine’s costs ahead of the implementation of the second phase expansion while reducing Sadiola’s reliance on fossil fuels. Furthermore, through the partnership with Ambrosia and ATGC, Allied will gain access to significant technical expertise and capacity to deploy reliable, cost-effective, and renewable energy solutions at its other sites.

•	Value Realization: The Mali Transaction will provide immediate crystallization of value for Allied’s shareholders through the upfront cash payment and the deferred consideration while retaining exposure to the significant growth and mineral reserves at Sadiola. The Mali Transaction values the Company’s 80% interest in the Sadiola mine at $750 million, representing a premium to the implied trading value of the asset. Additionally, the Company anticipates that, as a result of the Mali Transaction, its remaining 40% interest in Sadiola will garner increased market value as different opportunities for value creation can be accelerated and materialized.

•	Financial Flexibility: The aggregate proceeds from the Private Placement and the Mali Transaction, expected to total over $500 million, with approximately $250 million in upfront cash consideration, with the objective of creating a fortress balance sheet, further improving the Company’s financial flexibility. This robust balance sheet underpins Allied’s transformational growth plans, including the development of its Kurmuk project in Ethiopia and the ongoing phased expansion at Sadiola.

•	Capital Allocation: The Partnership allows Allied to optimize its capital allocation strategy for its Sadiola mine expansion while retaining exposure to the asset’s growth and significant inherent value. In partnership with Ambrosia, the Company can assess improved growth paths for Sadiola, including the studies to increase metallurgical recoveries, the progressive expansion approach, other project optimizations, and their implementation, along with the acceleration of the development of exploration targets and other value-added initiatives in the region. The Transaction also allows the Company to more critically evaluate the potential for growth initiatives at its other assets, including the increase of mine life at its Bonikro and Agbaou assets and the potential development of new mining areas at Kurmuk while preserving a net cash position to pursue other opportunities.

•	Geological Endowment and Returns: The Mali Transaction endorses the significant value opportunity in the Mali-Senegal shear zone and the Sadiola land package in particular. The region hosts several multi-million-ounce deposits, which provide the opportunity to realize sizeable returns on investment.

The Company and Ambrosia entered into a definitive subscription agreement in connection with the Private Placement and binding term sheets providing for the terms of the other components of the strategic partnership. Closing of the Transaction and funding of the Private Placement is subject to finalization and entry into a definitive share purchase agreement relating to the sale of 50% of Allied’s interest in Allied Holding, a joint venture and shareholders agreement to govern the joint venture, a power supply agreement to provide the power solution to SEMOS, as well as the satisfaction of conditions precedent, including receipt of regulatory and third party consents and approvals. The Private Placement is planned for closing in the next several weeks. The Private Placement Shares will be subject to a statutory hold period of four months and one day from issuance of such shares on closing of the Private Placement, in accordance with applicable Canadian securities legislation. The closing of the asset-based portions is to follow the closing fo the Private Placement.

| 10

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Precious Metals Purchase Agreement with Wheaton Precious Metals

On December 5, 2024 the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. (“WPMI”), a wholly-owned subsidiary of Wheaton Precious Metals Corp., (“Wheaton”). Under the terms of the streaming agreement, Allied will receive an aggregate $175.0 million upfront cash payment (the “Advance Amount”), in four equal instalment payments, to support the funding of its growth strategy underpinned by the development of its low-cost, fully permitted, and highly prolific Kurmuk project in Ethiopia. The first of the four planned payments from Wheaton is in the amount of $43.75 million and the funds were made available upon Allied satisfying the relevant Kurmuk stream agreement customary conditions on December 19, 2024.

The stream transaction with WPMI strongly endorses the quality and significant value of the Kurmuk project, and the ongoing execution and exploration efforts being carried out by the Company. This Stream Transaction further advances the Company’s financial strategy during its transformative growth phase at an attractive cost of capital, contributing to de-risking Kurmuk’s execution with a comprehensive financing package supporting the advancement of initiatives to unlock further upside potential and maximize shareholder value.

WPMI will having the right to purchase 6.7% of payable gold from the Company’s Kurmuk mine (the “Stream”), which will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the Stream. The Stream will cover the existing Kurmuk mining license and until 255,000 ounces of gold have been delivered to WPMI, any mineral interests located within a 50 km radius of the mining license which are processed at the Kurmuk plant.

In the event of a change of control of Allied prior to the earlier of January 1, 2027 and achievement of completion, Allied has the option to buyback one third of the Kurmuk Stream. WPMI has been granted a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions on the Kurmuk project. Allied is expected to comply in all material respects with the International Finance Corporation’s Performance Standards on Environmental and Social Sustainability, the Voluntary Principles on Security and Human Rights, the Global Industry Standard on Tailings Management, and WPMI’s Partner/Supplier Code of Conduct, which outlines WPMI’s expectations with regard to environmental, social and governance (“ESG”) matters.

Transaction Rationale

•	Crystallizes Significant Inherent Value in Kurmuk - The Stream Transaction recognizes the inherent value of the Company’s Kurmuk project and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public.

•	Attractive Cost of Capital - The Company evaluated different financing options as part of an exhaustive process, concluding that this Stream Transaction provides much better cost of capital than any other alternative. The Stream agreement offers a competitive cost of capital based on Kurmuk’s Proven & Probable Mineral Reserves and remains favourable when assuming Mineral Resources conversion and exploration upside within the mining license.

•	Financial Strategy - The Stream Transaction marked another significant milestone in completing the planned comprehensive financial package for the Kurmuk project.

•	Exploration Upside Retained - Allied’s strategic objective for Kurmuk is to achieve a multi-decade mine life at production levels equal or above the average life of mine of 240,000 ounces of gold per year, leveraging on the project’s highly prospective land package. As result of the Stream Transaction, Allied retains full exposure to the significant exploration upside beyond the mining license, include the Tsenge, Agu and Dull Mountain targets among others. The Company is advancing a $7.5 million exploration program at Kurmuk focused on near mine extensions and regional targets where Allied sees the best potential to increase mineral inventories.

•	Flexibility in Stream Deliveries - Allied can accelerate the step-down stream rate by supplementing planned deliveries with ounces produced from outside the Large-Scale Mining License.

Gold Prepaid Forward Arrangement

On December 19, 2024 the Company entered into a Gold Prepaid forward arrangement with select lenders (the “Prepay Lenders”), for a total advance amount of $75 million. Under this arrangement, the Company will deliver to the Prepay Lenders an aggregate of 2,802 ounces of gold per month over a period of twelve months, starting in October 2026. The Prepay Lenders include National Bank of Canada, Macquarie Bank Limited and Citibank, N.A.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

The Gold Prepay arrangement is a low cost of capital financing and represents the latest component of the previously announced comprehensive financial package for the construction and development of the Kurmuk project which once in production will significantly increase production overall for the Company and generate robust and increasing cash flows.

Zero-Cost Collar Execution

To further support its fully-funded plan, on April 12, 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce. Further, in the fourth quarter, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from April 2025 to December 2026, for a total of 210,000 ounces, with a put of $2,200 per ounce and a call of $3,125 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price.

Public Offering of Common Shares

During the fourth quarter of 2024, the Company closed a public offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $162.1 million (C$221.0 million). The Company intends to use the net proceeds of the offering to support the funding of its optimization and growth initiatives, including in relation to all rights and obligations dealing with and allowing for continuous management, optimizations, advancements, improvements and phased expansion of the Sadiola Mine, and in respect of costs associated with the Kurmuk development project. The Offering is part of the Company’s previously announced broader financing plan, which also includes a gold stream and gold prepay facility on the Kurmuk project, intended to enhance financial flexibility to unlock significant value.

Sadiola Protocol Agreement and Phased Expansion

Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

During the third quarter, the Company entered into a definitive protocol agreement (the “Agreement”) with the Government of Mali (the “State”), providing for renewal of the exploitation permit for Sadiola, advancement of the nearby Korali-Sud property including the issuance of a definitive exploitation permit for large-scale mining and processing of mined ore at the Sadiola plant, and the fiscal and regulatory framework for the phased expansion of the operations. Subsequent to the Agreement, other producers in the country reached similar arrangements with the State. The Agreement establishes a strong foundation for certainty and consistency, and leads to the Company continuing to operate in-country and able to pursue growth plans that result in stronger production and cash flow.

In particular, the Agreement provides several benefits for the Company, setting the stage for advancing the Company’s plans:

•	Permit Renewals: The Exploitation Permit for the Sadiola Gold Mine has been renewed for ten years, and allows for further renewals after the initial ten-year term until all Mineral Reserves are depleted. This renewal enables operational continuity and supports the Company’s phased expansion plan, which provide for the realization of Sadiola’s inherent value.

•	Fiscal and Regulatory Stability: The Agreement provides fiscal and regulatory stability, in which royalties align with the new mining code, although also provides for derogations from certain royalties. The derogations alone have substantial financial value, as compared to the mining code itself. In addition, the Company’s ownership of Sadiola remains at 80%, with the State owning a carried 20% (the State’s ownership of Korali-Sud increased to 35% on January 8, 2025, whereas the Company retained 65%) and maintain rights to fiscal stability, mediation and arbitration. The completion of the transaction with Ambrosia, described further in this document, would result in a 40% ownership of Sadiola. As the Company was the first to complete negotiations and discussions culminating in the Agreement, the Company also secured a most-favoured-nations right which allows for it to claim any right or benefit settled with other companies operating in-country. This framework supports the phased expansion at Sadiola, fostering increased production and cash flow and creating a foundation for optimization projects to enhance recoveries and throughput.

•	Approval of Korali-Sud: Korali-Sud represents significant value and offers near-term production and cash flow, advancing strategic goals at Sadiola.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

•	Potential Upside through Joint Ventures: The Company believes that entering into the Agreement has certain qualitative benefits which include increased goodwill which applies, in addition to other areas, to the pursuit of other in-country mining opportunities with the recently formed State mining company. These include nearby deposits which would benefit Sadiola.

•	Tax Stability: Under the Agreement, Mali has agreed to abandon all outstanding claims related to the Company’s customs, income and other tax matters up to the date of the Agreement, offering a clean slate for tax-related matters moving forward.

The Agreement also provides for certain payments to the State. On October 12, 2024 the Company made an initial upfront payment. The Company intends to make a final payment from cash flows. In addition, the Company also settled certain tax and other obligations. In accordance with IFRS, all amounts were expensed during the third quarter. The aforementioned items resulted in an impact to current income tax expense of $33.7 million, and $81.9 million to other losses. Lastly, part of the Company’s business plan, and reflected in the Agreement, is the Company undertaking to proceed with the phased expansion at Sadiola.

Present efforts have focused on increasing the inventory of oxide and fresh ores, significantly optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities, and planning the development of a new plant for processing fresh ore exclusively. This includes implementing enhancements to existing facilities to benefit both the current plant and the planned new plant.

Meaningful improvements in production are targeted in the short term through the contribution from high-grade oxide ores from various sources, with the objective to support guided production levels, reduce AISC(1), increase revenue, and provide robust cash flows in 2025 to support development projects across the Company.

The discovery of additional economic oxide mineralization has the potential to improve upon these targets. Exploration activities, resource modelling, and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4, FE2.5, among others, and the fresh ore targets of Tambali South and Sadiola Main. These developments are a key part of the Company’s strategy, allowing for the optimized utilization of existing resources and infrastructure, further contributing to production and cost improvements for the next several years, and providing mine plan flexibility with more areas for mining.

The aforementioned approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs.

The first phase of expansion at Sadiola commenced in the fourth quarter of 2024 and is advancing on schedule and on budget, with earthworks and structural fill, along with engineering, procurement, and mobilization for mechanical contractors progressing well. Continued investment in the first phase expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the Sadiola’s processing lines, which will be dedicated to processing fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine’s life, with AISC(1) expected to decrease to below $1,200 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

While the investment in the Sadiola Gold Mine Expansion Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort aimed at significantly increasing the Sadiola Gold Mine’s production, enhancing its profitability and longevity, and reaffirming the commitment to the Company’s stakeholders. This is demonstrated by the amounts invested in the Sadiola Gold Mine to date, which have allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2028 by which time both the modified existing plant and new plant will be commissioned and functioning.

Further, the Company is investigating the merits of a more progressive expansion of the existing plant beyond the year 2025, with the objective to target similar ultimate production levels at improved capital intensity.

| 13

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Lastly, the Company is also advancing opportunities for optimization of the Sadiola Gold Mine Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10 percentage points through the use of flotation and concentrate leaching. This study, supported by the Company’s phased investment, seeks to improve the project’s financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Gold Mine Project is proceeding as planned, reinforcing Allied’s commitment to operational excellence and long-term value creation.

Accretive Strategic Ownership Consolidation of the Kurmuk Development Project and Decision to Advance Expanded Kurmuk Project

On September 7, 2023, the Company completed the accretive acquisition of the minority interest previously held in the Kurmuk project by APM Investment Holdings Ltd. (“APM”), consolidating the Company’s ownership to 100%. Upon the declaration of commercial production and completion of certain governmental commitments such as public road upgrades and installation of a power line, a 7% ownership will be issued to the Ethiopian government. The initial consideration for APM consisted of 11,797,753 common shares at a price of $4.45 per share (being the issue price of the recently completed financing for the going public event), totaling $52.5 million, with further payments structured over time, payable in cash or cash and shares at the option of the counterparty. Notably, there was no upfront cash consideration, highlighting the mutually beneficial nature of the transaction and underscoring APM’s confidence in the Company’s operational and execution capabilities, both broadly and specifically in relation to Kurmuk. During the third quarter, in connection with the agreement, a further 5,917,063 shares were issued in relation to the deferred consideration. This consolidation of ownership positions the Company to be able to advance the Kurmuk Project efficiently through construction and development. The ownership consolidation, which is immediately accretive to net asset value per share, simplifies Kurmuk’s management structure, de-risks the project execution, and improves the Company’s leverage to project optimizations and its exploration upside.

Kurmuk is expected to deliver 175,000 gold ounces for the partial year of production in 2026, an average production level of approximately 290,000 gold ounces per annum over the first four years and 240,000 gold ounces per annum over the life of the mine at industry-leading AISC(1) below $950 per ounce.

In addition to the accretive ownership consolidation, the Company made the decision to advance the expanded Kurmuk project through a two-phase development plan with a total capital requirement of approximately $500 million. On a year-to-date basis, $110.4 million, was spent in Ethiopia, comprising $100.3 million of direct construction capital expenditure and the remainder representing other spend such as exploration activity, in-country office costs and capitalized borrowing costs in accordance with IFRS. The Company remains on track for physical and budgetary progress of the Kurmuk Project. The difference from the initial $155 million expected for the year is mostly the result of detailed and optimized execution planning, favourable contract negotiations with local contractors which lowered upfront required payments, higher local contractor deployment with lower mobilization costs and better schedule, and a redesign of certain earthworks which have reduced quantities and related schedule. Some of these payments have been deferred into the first half of 2025, and consequently, the project remains on budget. Additionally, the recently signed Power Purchase Agreement (“PPA”) with Ethiopian Electric Power secures reliable hydroelectric energy, further confirming the project’s cost economics as a low-cost producer by ensuring access to one of the world’s most affordable and sustainable power sources. The power line is in the development phase and is expected to be finalized and energized ahead of first production in mid-2026.

Lastly, a third quarter update is planned for Kurmuk on mineral resources, mineral reserves and exploration. The Company’s objective is to increase and demonstrate a growing mineral inventory at Kurmuk to extend the mine life and take advantage of the increased plant capacity and mine sequencing, the Company is well positioned to target production levels above the current expected range of 240,000-290,000 ounces per year.

Capital expenditures of $280 million are anticipated for Kurmuk in 2025, with the remaining capital to be incurred in 2026 before production commences.

The Company’s exploration at Kurmuk also aims to evaluate options for exploiting an anticipated increase in total mineral inventory, potentially leading to greater annual production.

During its review of the Kurmuk development plan, the Company decided to pursue an expanded project involving an upgrade of the processing plant’s capacity from 4.4Mt/a to the confirmed design of 6.0Mt/a. This expansion, as indicated in the 2023 Front End Engineering and Design (FEED), leverages major equipment already owned by the Company, reducing implementation risks and capital intensity. The expanded project is now expected to achieve an average annual gold production of approximately 290,000 ounces over the first five years and sustain over 240,000 ounces per year over a 10-year mine life, based solely on Mineral Reserves. This improvement is significant compared to the original project, which would have averaged 200,000 ounces annually at similar capital costs. By utilizing existing major equipment and contractor mining, the expanded project will be developed within the same capital requirements as initially planned.

| 14

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

The project implementation team features strong African project delivery capabilities. Operational readiness remains a key focus, with planning and preparation activities underway, including the appointment of the General Manager and other operating positions.

On August 19, 2024, the Company announced that its subsidiary, Kurmuk Gold Mine PLC, which owns the Kurmuk Project, entered into a definitive PPA with Ethiopian Electric Power to secure a reliable, competitive, and sustainable energy supply for Kurmuk throughout the life of the mine. This is an important milestone in the project’s development, as a steady supply of hydroelectric power ensures that Kurmuk remains one of the lowest AISC(1) projects in the world. Ethiopia is a low-cost power producer, generating power almost entirely through hydroelectric sources, making it one of the most durable and cleanest power supplies globally.

Key Terms of the Agreement:

•	Term: The Power Purchase Agreement will be in effect for a period of twenty years and may be extended by mutual agreement.

•	Energy Charge: The agreement secures a flat energy charge of $0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.

•	Renewable Energy Source: The project will benefit from Ethiopia’s predominantly renewable energy sources, aligning with the Company’s commitment to sustainable mining practices.

•	Transmission Line Construction: Electrical grid power will be supplied to the operation via a 75-kilometre, 132 kV power line, which is expected to be completed and energized ahead of first production in mid-2026, with substations at Asosa—a major city near the project—and at the project site. The government will provide the grid connection, which will increase their equity stake in Kurmuk Gold Mine PLC from 5% to 7%, as defined in the Kurmuk Development Agreement. On-site power will be distributed via a network of 11 kV power lines.

Securing the terms of the PPA marks a key milestone in advancing the Kurmuk Gold Project, cementing its path to becoming a low-cost producing mine for the Company. This agreement not only ensures the project’s financial viability by locking in low energy costs but also reinforces Allied’s strategic focus on leveraging sustainable energy solutions, positioning Kurmuk as a model for responsible mining in the region.

The project requires development capital of approximately $500 million, funded by available cash on hand and cash flows from producing mines, as well as with the aforementioned Kurmuk stream and gold prepay being arranged, with the first gold pour expected mid-2026.

Other Developments

The Company continues advancing discussions with SOREM (Mali state-owned mining company) to pursue potential mining opportunities in the vicinity of Sadiola and other highly prolific areas in Mali. While definitive arrangements have not been concluded at this time, the Company is encouraged with the prospects under evaluation and discussion and with the cooperativeness and ongoing engagement with in-country authorities.

Optimization Initiatives

Management has continued on its optimization plan encompassing a series of enhancements at existing mines to improve efficiency and costs across all of the Company’s mines. These enhancements include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and the provision of management and oversight of mining efforts undertaken by the Company’s mining contractors, to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d’Ivoire, as well as expanding the inventory of oxide ore at Sadiola.

| 15

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Sustainability, Health and Safety Highlights:

Sustainability:

The Company has approved a new sustainability framework, which describes the Company’s approach to managing sustainability performance. This framework outlines the principles and expectations which are to be implemented to build a common understanding and approach to sustainability performance, with the objective of enhancing the integration of sustainability within the Company’s strategy, operational processes, and culture.

As part of the Sustainability Management system, a set of standards for Occupational Health and Safety, Environment and Social performance were also approved and communicated across the Company.

Health and Safety:

All rates are calculated on a 1,000,000 exposure-hour basis.

The Company’s Total Recordable Injury Rate (“TRIR”) for the three months ended December 31, 2024 was 1.56, compared to a TRIR of 2.08 in the comparative prior year quarter.

The Company’s TRIR for the year ended December 31, 2024 was 1.64, compared to a TRIR of 1.32 in the comparative prior year period.

In terms of Lost Time Injuries (“LTI”), the Company reported four LTI for the three months ended December 31, 2024, compared to three LTI in the comparative prior year quarter, which results in a Company Lost Time Injury rate (“LTIR”) for the three months ended December 31, 2024 of 0.89, compared to a LTIR of 0.78 in the comparative prior year quarter.

For the year ended December 31, 2024, the Company reported ten LTI, compared to seven LTI in the comparative prior year period, which results in a LTIR of 0.63, compared to a LTIR of 0.49 in the comparative prior year period.

Environment and Social:

The Company did not report any significant Environmental Incidents for the three months and year ended on December 31, 2024.

In terms of Artisanal and Small-Scale Gold Mining (“ASGM”), the Company continued the development of a strategy and an internal detailed situational analysis in Ethiopia. For other countries, a detailed action plan has been developed to understand the context, and the Company has begun the development of a management plan to address the situation.

Summary of Operational Results

	For three months ended December 31,		For years ended December 31,
	2024	2023	2024	2023
Gold ounces
Production	99,632	94,755	358,091	343,817
Sales	64,769	93,073	313,455	343,085
Per Gold Ounce Sold
Total Cost of Sales(4)	$1,773	$1,634	$1,627	$1,600
Cash Costs(1)	$1,589	$1,398	$1,484	$1,418
Adjusted AISC(1)	$1,708	$1,593	$1,699	$1,569
Average revenue per ounce	$2,634	$1,928	$2,327	$1,908
Average market price per ounce*	$2,663	$1,977	$2,389	$1,943

*Average market prices based on the LBMA PM Fix Price

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Gold production of 99,632 ounces during the three months ended December 31, 2024, compared to 94,755 ounces during the comparative prior period. The increase was predominantly driven by increases at Sadiola in the fourth quarter being impacted by Korali-Sud, as anticipated, due to its higher grade characteristics, partially offset by planned production at Bonikro.

Total cost of sales(4) of $1,773 for the three months ended December 31, 2024 compared to $1,634 during the comparative prior period. Cash costs(1) on a per gold ounce sold basis of $1,589 for the three months ended December 31, 2024, compared to $1,398 during the comparative prior period. Adjusted All-in Sustaining Costs (“AISC”)(1) for the current quarter of $1,708 compared to $1,593 per gold ounce. Adjusted All-in Sustaining Costs (“AISC”)(1) is in line with that previously disclosed. As the Company reports AISC(1) on an ounces-sold basis, rather than ounces produced, costs are highlighted on an adjusted basis, as ounces produced from Korali-Sud were inventoried at Sadiola and sold after year-end. Adjusted AISC(1) considers the cost of production of Korali-Sud ounces, as well as royalties and duties payable on sale and export, taking into consideration the 2023 Mining Code in Mali. The ounces used in the denominator consider actual sales and the inventoried Korali-Sud ounces.

Gold sales of 64,769 ounces for three months ended December 31, 2024 compared to 93,073 ounces sold in the comparative period quarter. The variance is predominantly due to higher production, offset by the previously noted Korali-Sud gold production sold subsequent to year-end. With this shipment, sales on an adjusted basis would have been higher by the 48,938 ounces.

Gold production was 358,091 ounces during the year ended December 31, 2024, compared to 343,817 ounces in the comparative period. The change was predominantly driven by increases at Sadiola, which benefited from the commencement of mining at Korali-Sud and its higher grade characteristics in the fourth quarter. Bonikro was impacted by a short plant stoppage during the first quarter, at which time several process and staffing improvements were implemented. First quarter production at Agbaou was impacted by the contractor change-over. Second quarter production was impacted by power-grid issues, which have since been resolved by the installation of power generators, as previously disclosed at both operations.

Total cost of sales(4) of $1,627 for the year, compared to $1,600 in the comparative prior year. Cash costs(1) on a gold ounce sold basis were $1,484 for the year ended December 31, 2024, compared to $1,418 in the comparative prior year. Adjusted All-in Sustaining Costs (“AISC”)(1) for the year was $1,699 compared to $1,569 per gold ounce. Adjusted All-in Sustaining Costs (“AISC”)(1) is in line with that previously disclosed. As the Company reports AISC(1) on an ounces-sold basis, rather than ounces produced, costs are highlighted on an adjusted basis, as ounces produced from Korali-Sud were inventoried at Sadiola and sold after year-end. Adjusted AISC(1) considers the cost of production of Korali-Sud ounces, as well as royalties and duties payable on sale and export, taking into consideration the 2023 Mining Code in Mali. The ounces used in the denominator consider actual sales and the inventoried Korali-Sud ounces.

Gold sales of 313,455 ounces for year ended December 31, 2024 compared to 343,085 ounces sold in the comparative year. The variance is predominantly due to higher production, offset by the previously noted Korali-Sud gold production sold subsequent to year-end.

Average revenue per ounce generally diverges modestly from the average market price due to the impact of ounces delivered under the streams.

| 17

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Summary of Financial Results:

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars, except for shares and per share amounts)	2024	2023	2024	2023
Revenue	$170,846	$179,674	$730,382	$655,691
Cost of sales, excluding depreciation, depletion and amortization (“DDA”)	(101,888)	(135,180)	(462,527)	(503,377)
Gross profit excluding DDA(1)	$68,958	$44,494	$267,855	$152,314
DDA	(12,955)	(16,927)	(47,621)	(45,524)
Gross profit	$56,003	$27,567	$220,234	$106,790
General and administrative expenses	$(17,441)	$(26,782)	$(63,149)	$(64,119)
Exploration and evaluation expenses	(12,600)	—	(23,818)	—
Gain (loss) on revaluation of call and put options	—	—	—	(21,883)
Gain (loss) on revaluation of financial instruments and embedded derivatives	15,553	(1,034)	5,836	(3,087)
Impairment of exploration and evaluation asset	—	—	—	(19,619)
Other losses	(4,325)	(5,986)	(125,193)	(152,858)
Net earnings (loss) before finance costs and income tax	$37,190	$(6,235)	$13,910	$(154,776)
Finance income (costs)	(6,998)	(13,538)	(19,276)	(30,809)
Net earnings (loss) before income tax	30,192	(19,773)	(5,366)	(185,585)
Current income tax (expense) recovery	$(21,996)	$4,168	$(87,517)	$(42,942)
Deferred income tax (expense) recovery	(16,165)	28,872	(26,668)	36,987
Net (loss) earnings and total comprehensive (loss) earnings for the year	$(7,969)	$13,267	$(119,551)	$(191,540)

(Loss) earnings and total comprehensive (loss) earnings attributable to:
Shareholders of the Company	$(10,280)	$5,445	$(115,632)	$(208,482)
Non-controlling interests	2,312	7,823	(3,919)	16,942
Net (loss) earnings and total comprehensive (loss) earnings for the year	$(7,968)	$13,268	$(119,551)	$(191,540)

Net (loss) earnings per share attributable to shareholders of the Company
Basic and Diluted	$(0.03)	$0.02	$(0.43)	$(1.03)

Attributable Net Loss for the three months ended December 31, 2024 was $10.3 million, compared to an Attributable Net Earnings of $5.4 million in the comparative prior year quarter. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, along with share-based compensation and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $9.5 million for the current quarter, compared to Adjusted Net Loss(1) of $4.6 million in the comparative prior year quarter. The above values exclude the impact of the Korali-Sud ounce sale procedural and administrative delay, which would have further bolstered, assuming the prospective 65% ownership interest in Korali-Sud, Attributable Earnings and Adjusted Net earnings by $28.5 million or $0.09 per share.

EBITDA(1) and Adjusted EBITDA(1) for the for the three months ended December 31, 2024 were $50.1 million and $47.3 million respectively, compared to earnings of $10.7 million and $24.6 million. EBITDA(1) had positive contributions from unrealized gains on the Company’s debt and deferred and contingent consideration, due to mark-to-market and other remeasurements. For consistency of showing true underlying economic results, these gains are removed from the calculation of Adjusted EBITDA(1). Nevertheless, the Company’s strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency, despite the current period impact of the Korali-Sud ounce sale delay, which would have further bolstered the two metrics by $61.5 million.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

Attributable Net Loss for the year ended December 31, 2024 was $115.6 million, compared to an Attributable Net Loss $208.5 million in the comparative prior year period. After the adjustments noted below, the Company reports an Adjusted Net Earnings(1) of $36.3 million for the current period, compared to Adjusted Net Loss(1) of $12.6 million in the comparative prior year period. The above values exclude the impact of the Korali-Sud ounce sale delay, which would have further bolstered Attributable Earnings and Adjusted Net earnings by $28.5 million or $0.11 per share.

EBITDA(1) and Adjusted EBITDA(1) for the for the year ended December 31, 2024 were $61.5 million and $186.2 million respectively, compared to a loss of $109.3 million and earnings of $101.2 million in the comparative prior year period. EBITDA(1) had positive contributions from unrealized gains on the Company’s debt and deferred and contingent consideration, due to mark-to-market and other remeasurements. For consistency of showing true underlying economic results, these gains are removed from the calculation of Adjusted EBITDA(1). Nevertheless, the Company’s strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency, despite the current period impact of the Korali-Sud ounce sale delay, which would have further bolstered the two metrics by $61.5 million.

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars, except per share amounts)	2024	2023	2024	2023
Net (Loss) Earnings attributable to Shareholders of the Company	$(10,280)	$5,445	$(115,632)	$(208,482)
Net (Loss) Earnings attributable to Shareholders of the Company per Share	$(0.03)	$0.02	$(0.43)	$(1.03)
Transaction related costs	$—	$552	$—	$147,048
(Gain) loss on revaluation of call and put options	—	—	—	21,883
Gain (loss) on revaluation of financial instrument	(15,553)	1,034	(5,836)	3,087
Impairment of exploration and evaluation asset	—	—	—	19,619
Foreign exchange	204	3,853	2,670	4,223
Share-based compensation	1,655	2,012	6,611	7,265
Mali agreement impact, VAT adjustments and Other	9,354	6,498	99,372	7,343
Tax adjustments	24,148	(24,022)	49,161	(14,613)
Total increase (decrease) to Attributable Net Earnings (Loss)(2)	$19,808	$(10,073)	$151,978	$195,855
Total increase (decrease) to Attributable Net Earnings (Loss)(2) per share	$0.06	$(0.04)	$0.56	$0.96
Adjusted Net Earnings (Loss)(1)	$9,528	$(4,628)	$36,346	$(12,627)
Adjusted Net Earnings (Loss)(1) per Share	$0.03	$(0.02)	$0.14	$(0.07)

The current period was impacted by revaluations of financial instruments and the mark-to-market of the Company’s publicly traded debt, foreign exchange, stock based compensation and settlements that are not reflective of current period operations, along with tax adjustments. Further, earnings for the current year were impacted in the third quarter by the Agreement with the State of Mali, and a VAT write-off. In accordance with IFRS, all amounts associated with the Agreement were expensed during the third quarter with $37.3 million included in current income tax expense and $75.8 million included in other losses. Given the overall economic position of the State of Mali, and in association with the Mali settlement, the Company wrote-off 16 billion CFA francs ($27.2 million) of VAT. Prior year was impacted predominantly by transaction related costs, remeasurement gain of the preferred shareholder put option with Orion Mine Finance and of the call option that the Company held to increase its ownership stake in the Kurmuk Project, and the impairment of the Egyptian exploration asset.

| 19

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

The Company did not pay any dividends or have distributions to shareholders during the three months or year ended December 31, 2024 or 2023.

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars)	2024	2023	2024	2023
Operating cash flows before income tax paid, government settlements and working capital(6)	$140,971	$12,119	$321,268	$20,027
Income tax paid	(7,077)	(3,774)	(35,696)	(25,413)
Settlement of Mali Matters	$(68,000)	$—	$(68,000)	$—
Operating cash flows before movements in working capital(6)	$65,894	$8,345	$217,572	$(5,386)
Working capital movement(6)	(16,252)	(17,562)	(108,026)	25,142
Net cash generated from (used in) Operating activities	$49,642	$(9,217)	$109,546	$19,756
Net cash used in Investing activities	(73,690)	(19,928)	(193,405)	(95,515)
Net cash generated from (used in) Financing activities	153,410	(10,118)	152,495	193,458
Net increase (decrease) in cash and cash equivalents	$129,362	$(39,263)	$68,636	$117,699

Net cash generated from operating activities for the three months ended December 31, 2024 was $49.6 million. This compares to an outflow of $9.2 million in the prior year comparative quarter. Current period cash from operating activities was positively impacted by higher realized gold prices, proceeds from the first construction draw under the stream with Wheaton Precious Metals of $43.75 million, and a $75.0 million Gold Prepay, offset by the aforementioned Korali-Sud production inventoried at Sadiola sold subsequent to year-end. Further, operating cash flows were impacted by the payment associated with the Mali settlement matters discussed during the third quarter. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing, which had been accrued during the third quarter of 2023 and paid in the fourth quarter of 2023. Working capital impact for the quarter, as previously disclosed, is related to the Korali-Sud inventory buildup at Sadiola, which results in a working capital outflow, partially offset by increases in accounts payable associated with the costs incurred to produce that inventory.

Operating cash flows before income tax paid, government settlements and movements in working capital for the three months ended December 31, 2024 increased significantly, at an inflow of $141.0 million compared with the prior year comparative quarter inflow of $12.1 million. This was due to higher realized gold prices and the proceeds of the first construction payment under the stream with Wheaton Precious Metals International and the $75.0 million Gold Prepay. On an adjusted basis, considering inventory from Korali-Sud, operating cash flows before income tax paid and working capital would have represented an even more significant increase over the prior year comparative quarter and increased by a further $61.5 million. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing, which had been accrued during the third quarter of 2023 and paid in the fourth quarter of 2023.

Net cash generated from operating activities for the year ended December 31, 2024 of $109.5 million compared to an inflow of $19.8 million in the prior year comparative period. Current period cash from operating activities was positively impacted by Triple Flag proceeds, along with higher realized gold prices and the proceeds of the first construction payment under the stream with Wheaton Precious Metals International and the $75.0 million Gold Prepay. Working capital was impacted predominantly by the timing of receipt of VAT credits, the buildup of inventory stockpiles and finished goods awaiting shipment at Korali-Sud, and timing of accounts payable.

Operating cash flows before income tax paid, government settlements and movements in working capital for the year ended December 31, 2024 increased significantly, at $321.3 million, compared to $20.0 million in the prior year comparative period. This increase was associated with the aforementioned streams, prepays and higher metal prices, offset by sales quantities.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

As at December 31, 2024, the Company had cash and cash equivalents of $225.0 million, compared with $158.6 million as at December 31, 2023. Cash balances increased significantly subsequent to quarter end, as in early 2025 the Company sold ounces associated with Korali-Sud production. While these post-year-end sales increase overall cash, the Company notes that, for accounting purposes, a working capital deficit will have been recorded as of year-end. This is due to certain payables being deferred pending the sale of a significant inventory of Korali-Sud gold, which had accumulated by year-end and was sold subsequently.

Summary of Capital Expenditures

For three months ended December 31,	2024	2023	2024	2023	2024	2023	2024	2023

(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$3,682	$1,465	$4,666	$826	$65	$428	$8,413	$2,719
Bonikro	6,031	1,223	678	—	1,610	2,201	8,319	3,424
Agbaou	1,418	2,957	—	—	—	—	1,418	2,957
Ethiopia and Kurmuk	—	—	56,497	15,136	—	3	56,497	15,139
Corporate and Other	145	86	—	—	—	—	145	86
Total	$11,276	$5,731	$61,841	$15,962	$1,675	$2,632	$74,792	$24,325

For years ended December 31,	2024	2023	2024	2023	2024	2023	2024	2023

(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$20,064	$7,658	$16,701	$4,942	$1,200	$2,266	$37,965	$14,866
Bonikro	20,407	4,592	8,300	30,393	7,192	4,102	35,899	39,087
Agbaou	5,888	7,225	7,238	—	—	—	13,126	7,225
Ethiopia and Kurmuk	—	—	110,424	15,722	—	14,044	110,424	29,766
Corporate and Other	301	253	—	—	—	2,992	301	3,245
Total	$46,660	$19,728	$142,663	$51,057	$8,392	$23,404	$197,715	$94,189

All expenditures associated with Kurmuk for the period are classified as Expansionary in nature, including exploration activities.

2. CORE BUSINESS, STRATEGY AND OUTLOOK

Allied Gold is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties, and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied’s principal mining properties comprise the Sadiola gold mine in the Kayes Region of West Mali (80% ownership), which includes the Korali-Sud open pit gold mine (for which the Company retain a 65% interest), the Bonikro (89.89% ownership) and Agbaou (85% ownership) gold mines in Côte d’Ivoire, and the Kurmuk gold development project in Ethiopia (100% ownership(7)).

Allied is positioned for substantial growth, with a path to increase its sustainable production platform to greater than 700,000-800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company’s exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d’Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the permitted, shovel-ready Kurmuk project in Ethiopia currently under development, and the Sadiola expansion project.

The Company is listed on the Toronto Stock Exchange (trading symbol “AAUC”), on the OTCQX Best Market (trading symbol “AAUCF”), and has publicly traded convertible debentures trading in U.S. dollars under the symbol “AAUC.DB.U.”

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Guidance

Production

Certain optimizations improved performance throughout 2024, resulting in record production in the fourth quarter of 2024 driven by strong performance at Sadiola and the CDI Complex.

In 2025, Allied anticipates producing 375,000 to 400,000 ounces of gold, representing a meaningful increase in production year-over-year. Achieving the higher end of this guided range primarily hinges on capturing opportunities to increase oxide ore feed in Agbaou from the Hiré area, which are currently being studied. Similarly to 2024, production in 2025 is expected to be back-half weighted, with a first-half/ second-half split of 45%/55%.

Due to mine sequencing, production for the first quarter of 2025 is expected to be similar to the comparable period in the prior year, while production in the fourth quarter 2025 is expected to be meaningfully higher than the first three quarters of the year. This is driven by improvements to feed grades resulting from stripping and sequencing at Bonikro and the ramp-up of the first phase of expansion at Sadiola in the fourth quarter. Production in the fourth quarter is expected to be 56% higher than in the first quarter of 2025.

(000’s ounces)	2024 Actual	2025 Guidance
Sadiola	193,462	200,000 - 205,000
Bonikro	86,755	98,000 - 105,000
Agbaou	77,874	77,000 - 90,000
Total Gold Production	358,091	375,000 - 400,000

Costs

For 2025, the projected mine-site level cost of sales per ounce, cash costs(1), AISC(1) for 2025 are expected to be between $1,715 - 1,810, $1,540 - 1,620 and $1,690 - 1,790 per ounce, respectively, reflecting operational improvements at Bonikro and Sadiola. At Agbaou the Company is pursuing opportunities to increase oxide feed from exploration targets located in the Hiré area, providing an opportunity to reduce AISC. At Sadiola, the cost guidance provided reflects the implementation of the previously announced Protocol Agreement with Mali over the entire year of operations and the commencement of the first phase expansion in the fourth quarter.

2024 Actual Costs

	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	Adjusted AISC(1)
Sadiola	1,372	1,327	1,559
Bonikro	1,654	1,272	1,550
Agbaou	2,065	2,008	2,207
Total	1,627	1,484	1,699

2025 Guidance Costs

	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola	1,665 - 1,755	1,630 - 1,715	1,650 - 1,735
Bonikro	1,690 - 1,790	1,230 - 1,300	1,500 - 1,585
Agbaou	1,910 - 2,010	1,630 - 1,715	2,050 - 2,160
Total	1,715 - 1,810	1,540 - 1,620	1,690 - 1,790

Every $100/oz increase in the price of gold is expected to result in $15/oz higher AISC(1) on a consolidated basis, primarily due to certain royalties based on gold price. Given the Ad-Valorem tax at Sadiola, this gold price impact is proportionally higher. Guidance AISC(1) is defined at a gold price of $2,500 per ounce. Primarily due to certain royalties based on gold price, every $100/oz increase in the price of gold is expected to result in $15/oz higher AISC(1) on a consolidated basis with most of that attributable to Sadiola, at which the gold price impact to AISC(1) is proportionally higher. Corporate items are expected to add approximately $100 per ounce sold to arrive at the corporate-level AISC(1), with this impact decreasing in future periods as costs decline and production rises.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

CAPEX

2024 Actual Capex

(in thousands of US dollars)	Sustaining Capital	Expansionary Capital	Total Exploration
Sadiola	20,064	16,701	14,498
Bonikro	20,407	8,300	9,872
Agbaou	5,888	7,238	7,840
Kurmuk	—	110,424	—
Corporate and Other	301	—	—
Total	46,660	142,663	32,210

2025 Guidance Capex

(in thousands of US dollars)	Sustaining Capital	Expansionary Capital	Total Exploration
Sadiola	2,000	70,000	6,000
Bonikro	67,000	1,000	6,000
Agbaou	30,000	1,000	3,000
Kurmuk	—	280,000	5,000
Corporate and Other	1,000	—	—
Total	100,000	352,000	20,000

Bonikro will incur an anticipated $60 million of capital expenditures related to production stripping during 2025, further exposing higher-grade ore and leading to robust free cash flows in the years that follow when the rock movement and stripping ratio meaningfully decreases. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC per Ounce Sold(1) figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027. Waste stripping at Bonikro during 2026 and 2027 is expected to be negligible.

Similarly, Agbaou will incur an anticipated $25 million of capital expenditures related to production stripping during 2025, which is expected to lead to improved performance in future years. The Company is pursuing opportunities to increase oxide feed from exploration targets located in the Hiré area mentioned above, providing an opportunity to reduce AISC.

Approximately 70% of the Company’s expected exploration spend is capital in nature.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Other Expenditures

(in thousands of US dollars)	2024 Actual	2025 Guidance
DDA	47,621	70,000
Cash Based General and Administrative Expenses	56,538	40,000
Cash Income Taxes (assumes $2,500/ounce gold)	35,696	55,000

Outlook 2026-2027

In 2025, Allied is focused on delivering increased oxide feed at Sadiola and completing the first phase expansion, advancing construction activities at Kurmuk while also continuing its exploration efforts to extend mine life, particularly in Côte d’Ivoire. Alongside this, the Company is dedicated to finding operational improvements to increase production and reduce costs.

While not currently reflected in Allied’s official one-year guidance, the operating trends clearly support the Company’s strategic vision of achieving significant growth at substantially lower costs and underpin the outlook for 2026 and 2027.

At Sadiola, gold production is anticipated to increase sequentially in 2026 and 2027, with a goal of achieving between 200,000 and 230,000 ounces of production per annum. The improvement over the previous year’s production levels is expected to be driven by the inclusion of additional oxide ores from targets such as Sekekoto West, FE4, FE2.5, Tambali South and others, alongside the positive impacts from treating higher-grade fresh rock as the result of the implementation of the first phase expansion. These developments are anticipated to offer further opportunities for production increases and cost reductions.

Bonikro is expected to achieve stable gold production during the outlook period, with a goal of averaging 100,000 ounces annually. This projection does not account for the potential additional benefits from mining sequence optimizations, ore feed from Oume, and other exploration targets. As previously noted, the waste stripping executed in 2024 and continuing in 2025 is expected to expose higher-grade ore in 2025 and beyond, significantly reducing the mine-site AISC(1) to below $1,500 per ounce starting in 2026. At Oume, exploration and infill drilling efforts continue, with the potential for further extensions of the mineralization areas and advanced resource drilling at Oume Dougbafla West and Dougbafla North. The program’s objective is to increase the mineral inventories by the end of the year in connection to the advancement of the project.

For Agbaou, gold production is expected to remain consistent each year throughout the outlook period, not falling below 87,000 ounces annually. The improvements are attributed to the mining sequence improvement and the identification of additional Mineral Reserves in Agbalé, as well as operational optimizations. These enhancements enable the mill to handle relatively harder rock blends more effectively while also offering the opportunity to increase oxide feed from Agbalé and other targets.

Kurmuk is expected to start production by mid-2026, contributing an estimated 175,000 ounces of gold to the latter half of the 2026 forecast. For 2027 and 2028, the mine is expected to increase production sequentially year over year, with an average target production of approximately 265,000 ounces over that period and nearly 290,000 ounces per annum on average over the first four years of production. Significant exploration potential at near-mine locations around Dish Mountain and Ashashire, along with the regional Tsenge prospect and other targets, supports a strategic mine life of at least 15 years at a mine-site AISC(1) below $950 per ounce.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

3.     REVIEW OF FINANCIAL RESULTS

For the three months ended December 31, 2024

Revenue

Revenue of $170.8 million for the three months ended December 31, 2024, compared to $179.7 million in the comparative prior year period. The change in revenue was driven by an increase in average revenue per ounce of 37% as a result of higher gold prices versus the comparative period, offset by a decrease in sales quantities of 28,304 ounces, or 30%.

The variance is predominantly due to higher production, offset by the previously noted Korali-Sud gold production sold subsequent to year-end. On an adjusted basis, considering the inventory from Korali-Sud, revenue would have been higher by $134 million.

The average realized gold during the period was $706/ounce higher, at $2,634/ounce compared to $1,928/ounce in the comparative prior period quarter.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, of $101.9 million for the three months ended December 31, 2024, compared to $135.2 million in 2023. The decrease in Cost of Sales, excluding DDA was predominantly impacted by the quantity of ounces sold during the quarter in relation to prior year’s comparative quarter, partially offset by the current period’s cost structure.

DDA

Total DDA(4) of $13.0 million for the three months ended December 31, 2024, was lower than the $16.9 million in the comparative prior year quarter. The decrease is mostly attributable ounces sold, offset by production at Bonikro from PB5 which commenced in the fourth quarter of 2023, beginning the amortization of related deferred stripping costs at that time. DDA was further partially offset by the extension of the expected life of mine at Agbaou, which spreads depreciation of remaining assets over a longer period. The Company’s assets subject to DDA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. For the three months ended December 31, 2024, administrative expenses were $17.4 million, compared to $26.8 million in the comparative prior year quarter. Of note is the significant and meaningful decrease from the fourth quarter of 2023 administrative expense of $26.8 million.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Excluding share-based compensation, the administrative expense for the three months ended December 31, 2024 was $15.8 million, compared to $24.8 million in the prior year comparative quarter.

Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A, and predominantly related to new target and longer-term mineral reserve and mineral resource identification. The exploration efforts in 2023, led by the then-private Company, was related predominantly to the development of short-term targets for production, and consequently had been included in Cost of Sales.

| 25

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Gain on revaluation of financial instruments

The result for the three months ended December 31, 2024 relates to the following items, with the most significant components of the current period result being related to the convertible debt valuation and deferred consideration.

•	The revaluation of the convertible debenture and its associated mark-to-market impact of a $8.0 million gain.

•	The revaluation of the contingent and deferred consideration related to Sadiola, Agbaou and Kurmuk of a $3.3 million gain.

•	Then, to a smaller extent and not individually significant:

◦	A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, referencing the LBMA PM Fix price and a loss is recorded in earnings as incurred, and

◦	the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other losses

Other loss for the three months ended December 31, 2024 was $4.3 million, compared to a loss of $6.0 million in the comparative prior year quarter.

Other losses for the current period were impacted by items that were individually insignificant.

Prior year results were impacted by go-public transaction related costs, which were predominantly non-cash. Transaction related costs included: costs associated with the reverse takeover, legal, financial advisory, change of control payments, severance payments, and the acceleration of stock-based plans for former management.

Finance costs

Finance costs of $7.0 million for the three months ended December 31, 2024 were comparable to the finance costs of $13.5 million in the prior year comparative quarter. The costs comprise three major categories, as follows:

•	Interest on Borrowings. Interest expense was $2.3 million, compared to $2.4 million in the comparative prior year quarter. Interest is related to the convertible debentures issued on September 7, 2023. Details on the Company’s borrowings can be found in the Financial Condition and Liquidity section of this MD&A.

•	During the period, the Company capitalized interest of $4.6 million, associated with the construction of the Kurmuk project and the Sadiola phased expansion.

•	Other Non-Cash Finance Cost was $9.1 million compared to $7.3 million in the comparative prior quarter. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements (refer to the Consolidated Financial Statements for further details).

•	Current period costs included a gain of $0.2 million in foreign currency ($3.9 million gain in the prior year comparative period).

Income tax expense (recovery)

Income tax expense was $38.2 million for the three months ended December 31, 2024 and reflects a current income tax expense of $22.0 million and a deferred income tax expense of $16.2 million. This compares to a total tax recovery in the prior year comparative quarter of $33.0 million, with current income tax recovery of $4.2 million and a deferred income tax recovery of $28.9 million. The increase in income tax is related to the tax impact of the Mali matters previously discussed and the non-recognition of deferred tax assets.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of deferred tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was 126% on the earnings before tax for the three months ended December 31, 2024, compared to an effective tax rate of negative 167% for the prior period. The high effective tax rate is the result of the tax impact of the Mali matters and costs incurred in non-taxable jurisdictions which include general and administrative expenses, borrowing costs and transaction-related spend, while the underlying operations recorded income before tax.

The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia where the statutory tax rate is 25%; and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

New taxation developments - OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue is lower than €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future.

For the year ended December 31, 2024

Revenue

Total revenue was $730.4 million for the year ended December 31, 2024, compared to $655.7 million in the prior year comparative period, resulting predominantly from 22% higher realized prices, offset by a 9% decline in the number of ounces sold, or 29,630 ounces.

The variance is predominantly due to higher production, offset by the previously noted Korali-Sud gold production sold subsequent to year-end. On an adjusted basis, considering the inventory from Korali-Sud, revenue would have been higher by $134 million.

The average realized gold price for the year ended December 31, 2024, was $419 per ounce higher at $2,327 per ounce versus $1,908 per ounce in the comparative prior period in 2023.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, was $462.5 million for the year ended December 31, 2024, compared to $503.4 million in the prior year comparative period. The decrease was predominantly related to changes in the general cost structure of the business from the prior year and the aforementioned sales quantities.

DDA

Total DDA(4) was $47.6 million for the year ended December 31, 2024 compared to $45.5 million in the 2023 comparative period. The increase is attributable to ounces sold, offset by production at Bonikro from PB5 which commenced in the fourth quarter of 2023, beginning the amortization of related deferred stripping costs at that time. DDA was further partially offset by the extension of the expected life of mine at Agbaou, which spreads depreciation of remaining assets over a longer period. The Company’s assets subject to DDA include a substantial amount of mining interests and PP&E, that are based on purchase price accounting and fair values from the mine acquisitions.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. In the year ended December 31, 2024, administrative expenses were $63.1 million, compared to $64.1 million in the comparative prior year period.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Excluding share-based compensation, the administrative expense for the year ended December 31, 2024 was $56.5 million, compared to $56.9 million in the prior year comparative period.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A, and predominantly related to new target and longer-term mineral reserve and mineral resource identification. The exploration efforts in 2023, led by the then-private Company, was related predominantly to the development of short-term targets for production, and consequently had been included in Cost of Sales.

Gain (Loss) on revaluation of call and put options

While there is no revaluation of call and put options for the year ended December 31, 2024 as the call and put options that were in place in the prior year were extinguished on the go public event in September of 2023, the prior year was impacted by the remeasurement gain of the preferred shareholder put option with Orion Mine Finance (“Orion”) and of the call option that the Company held to increase its ownership stake in the Kurmuk Project. The option with Orion expired on the undertaking of the go-public event which was deemed a Liquidity Event (as defined in the shareholders agreement) and the Kurmuk option exercised once the Feasibility Study for the project was approved, which occurred concurrently with the completion of the public listing. This was offset by the Endeavour Gold Corporation equity put option, which had an amendment in February 2023 to defer the exercise and redemption date of the option, and increased the redemption value from $40.0 million to $50.0 million.

Gain (Loss) on revaluation of financial instruments

The result for the year ended December 31, 2024, relates to the following items, with the most significant components of the current year result being related to the convertible debt valuation and deferred consideration.

•	The revaluation of the convertible debenture and its associated mark-to-market impact of a $4.7 million gain
•	Then, to a smaller extent and not individually significant,

◦	The revaluation of the contingent and deferred consideration related to Sadiola, Agbaou and Kurmuk,
◦	A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, referencing the LBMA PM Fix price and a loss is recorded in earnings as incurred, and
◦	the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Impairment of exploration and evaluation asset

Following an initial portfolio review in the prior year, the Company decided to let the El Fawakheir Concession lapse, to redirect management focus and resources toward its robust growth pipeline and to prioritize shareholder value through targeted, high-return investments in established operations and key development projects. Consequently, the Company wrote-off the Egyptian exploration and evaluation assets related to the concession during the prior year, for a total of $19.6 million. No current year comparative exists.

Other losses

Other loss of $125.2 million was recorded for the year ended December 31, 2024, compared to $152.9 million in the comparative prior year period.

Costs for the current year were impacted in the third quarter by the Agreement with the State of Mali, and a VAT write-off. In accordance with IFRS, all amounts associated with the Agreement were expensed during the third quarter with $37.3 million included in current income tax expense and $75.8 million included in other losses. Given the overall economic position of the State of Mali, and in association with the Mali settlement, the Company wrote-off 16 billion CFA francs ($27.2 million) of VAT.

Prior year results were impacted by go-public transaction related costs, which were predominantly non-cash. Transaction related costs included: costs associated with the reverse takeover, legal, financial advisory, change of control payments, severance payments, and the acceleration of stock-based plans for former management.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Finance costs

Finance costs of $19.3 million for the year ended December 31, 2024, compared to $30.8 million in the comparative prior year period. The costs comprise three major categories, as follows:

•	Interest on Borrowings. Interest expense was $9.4 million, compared to $7.9 million in the comparative prior year period. The increase is due to the issuance of convertible debentures on September 7, 2023. Details on the Company’s borrowings can be found in the “Financial Condition and Liquidity” section of this MD&A.
•	During the period, the Company capitalized interest of $14.8 million, associated with the construction of the Kurmuk project and the Sadiola phased expansion.
•	Other Non-Cash Finance Costs of $22.0 million were slightly lower than the $18.7 million in the comparative prior year period. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements (refer the Consolidated Financial Statements for further details).
•	For the year ended December 31, 2024, foreign exchange gains were $2.7 million compared to $4.2 million in the comparative prior year period.

Income tax expense

Income tax expense was $114.2 million for the year ended December 31, 2024 and reflects a current income tax expense of $87.5 million and a deferred income tax expense of $26.7 million. This compares to a total tax expense in 2023 of $6.0 million, with current income tax expense of $42.9 million and a deferred income tax recovery of $37.0 million. The increase in income tax is the result of the tax impact of the Mali matters and the non-recognition of deferred tax assets.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of tax assets when applicable, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate, due to the result of the Mali matters and the non-recognition of deferred tax assets, is not meaningful for the year ended December 31, 2024. The effective tax rate in the prior year was negative 3%.

The following items have the most significant impact on the difference between the Company’s Canadian statutory tax rate of 26.5% and our effective tax rate for the years ended December 31, 2024 and 2023:

•	Permanent differences of $34.4 million for the year ended December 31, 2024 compared to permanent difference of $34.7 million for the year ended December 31, 2023. The permanent differences in 2023 mainly relates to the non-deductibility of certain transaction costs relating to the go public event in September 2023 compared while the permanent differences in 2024 mainly relate to the non-deductibility of the portion of the Mali settlement recorded in Other losses.

•	For the year ended December 31, 2024, the company recorded $37.3 million of tax expense relating to the Mali settlement with no comparable number for the year ended December 31, 2023.

•	Income tax rate differences of $11.8 million for the year ended December 31, 2024 compared with $30.8 million in December 31, 2023. This amount includes differences attributable to costs incurred in non-taxable jurisdictions.

•	The non-recognition (recognition) of deferred tax assets in the amount of $6.6 million for the year ended December 31, 2024 compared to the recognition of deferred tax assets in the amount of $11.8 million for the year ended December 31, 2023. Deferred taxes are not recognized to the extent there is insufficient future taxable income. Deferred tax assets were recognized in 2023 due to the disclosed changes in the phased expansion at Sadiola which supported the asset recognition. The non-recognition of deferred tax assets in 2024 relate to losses where there is insufficient future taxable income. This is non-cash and non-recurring in nature.

•	For the year ended December 31, 2024, the company recorded a tax expense in the amount of $16.8 million relating to the strengthening US$ against the West African CFA (XOF) franc and Ethiopian Birr compared to a recovery in the amount of $10.0 million on the weakening of the US$ against the XOF for the year ended December 31, 2023.

Deferred tax liabilities relating to the operating mines will reverse in the future, as the assets are depreciated or amortized. The capitalized exploration expenditures on non-producing mineral properties will not reverse until the property becomes a mine subject to amortization, is written off or sold. The deferred income taxes would only be paid on a direct disposition of the asset that may never occur.

The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia, where the statutory tax rate for mining companies is 25% and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

New taxation developments - OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue is lower than €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply to us in the future.

QUARTERLY FINANCIAL INFORMATION

(In thousands of US Dollars)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Revenue	$170,846	$188,855	$195,614	$175,067	$179,674	$176,685	$145,012	$154,320
(Loss) earnings and total comprehensive (loss) earnings attributable to shareholders	(10,280)	(107,965)	8,298	(5,685)	5,445	(194,641)	1,147	(20,433)
(Loss) earnings per share attributable to shareholders of the Company
Basic & Diluted	(0.03)	(0.43)	0.03	(0.02)	0.02	(0.98)	0.01	(0.11)

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

4.    REVIEW OF OPERATIONS AND MINE PERFORMANCE

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (for which the Company’s interest changed to 65% on January 8, 2025 in association with the 2023 Mining Code), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

	For three months ended December 31,		For years ended December 31,
Sadiola Key Performance Information (100% Basis)	2024	2023	2024	2023
Operating
Ore mined (M tonnes)	2.44	1.20	7.17	5.02
Waste mined (M tonnes)	6.43	8.21	24.37	25.47
Ore processed (M tonnes)	1.05	1.22	4.59	4.77
Gold
Production (Ounces)	54,210	41,150	193,462	171,007
Sales (Ounces)	14,619	40,863	145,285	170,664
Feed grade (g/t)	1.67	1.34	1.46	1.26
Recovery rate (%)	93.8%	83.5%	87.5%	88.8%
Total cost of sales per ounce sold(4)	$1,965	$1,541	$1,372	$1,500
Cash costs per ounce sold(1)	$1,862	$1,429	$1,327	$1,405
Adjusted AISC(1)	$1,682	$1,592	$1,559	$1,533
Financial (In thousands of US Dollars)
Revenue	$38,792	$80,621	$334,584	$327,613
Cost of sales (excluding DDA)	(27,293)	(60,934)	(193,176)	(248,413)
Gross profit excluding DDA(1)	$11,499	$19,687	$141,408	$79,200
DDA	(1,433)	(2,044)	(6,183)	(7,556)
Gross Profit	$10,066	$17,643	$135,225	$71,644
Capital Expenditures (In thousands of US Dollars)
Sustaining	$3,682	$1,465	$20,064	$7,658
Expansionary	4,666	826	16,701	4,942
Exploration	65	428	1,200	2,266

For the three months ended December 31, 2024, Sadiola produced 54,210 ounces of gold, compared to the 41,150 ounces produced in the comparative prior year quarter. Production in the fourth quarter included significant contribution from ore tonnes from the higher-grade Korali-Sud zone, demonstrating the significant production upside that high-grade oxides can provide to Sadiola, which drove 2024 annual production to 193,462 ounces of gold. The Company is actively evaluating the future contribution of Korali-Sud and other new sources of oxide ore identified within the Sadiola mining license, and it expects to provide an update on this upside in due course.

Korali-Sud is also expected to contribute to production for 2025 and is expected to continue to improve both production and cost efficiency. Ore from Korali-Sud was exposed and made available for mining as planned in late June, to commence industrial-scale tests at the Sadiola plant. These tests were aimed at confirming and optimizing processing parameters. As a result, limited quantities of ore were processed during the second quarter to conduct these tests and assess the plant’s behaviour and controls, particularly for the higher-grade ores, and these tests were successful. The plant trial yielded production at better-than-expected grades. Operations were suspended early in the third quarter, as the Company was required to complete the permitting process for Korali-Sud under the new 2023 Mining Code, however, production from Korali-Sud recommenced in the fourth quarter, at better grades and recoveries than anticipated, once the Company received the necessary authorizations.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Additionally, exploration is ongoing at Sekekoto West, FE4, FE2.5, S12, and Tambali South to define further near-surface oxide gold mineralization, with the objective of maximizing short-term production and cash flows, and building a growing inventory of Mineral Resources. Lastly, as noted, the Company is considering exploring extensions of the Korali-Sud deposit’s sulphide material and the ability to process it in the future.

Production from Korali-Sud is intended to be maximized with a blending of ores between Sadiola and Korali-Sud with the clay content in the Korali-Sud ores being mitigated from the ore coming from Sadiola. Presently, ores from Korali-Sud are processed separately from ores from Sadiola under a tolling arrangement given different ownership of Sadiola and Korali-Sud. The Company is in the process of obtaining approval from mining authorities to blend ores from the two deposits thereby optimizing throughput and production.

As of December 31, 2024, 48,939 ounces of gold produced from Korali-Sud oxide ore were in inventory at Sadiola and sold subsequent to year-end. Including those ounces, adjusted Sadiola sales for the quarter would have been in excess of 62,000 ounces, as most of the quarterly activities were undertaken at Korali-Sud. Due to the timing of the sales of the Korali-Sud inventory, a working capital deficit was recorded as of year-end for accounting purposes. This is due to certain payables being deferred pending the sale of the Korali-Sud inventory.

The timing of sales of Korali-Sud gold resulted from necessary administrative processes related to establishing the new operating company for Korali-Sud and transferring its mining license. Although these processes took longer than initially anticipated due to administrative changes introduced by the 2023 mining code, the key formalities related to Korali-Sud have been completed.

As previously disclosed, the 2023 mining code is expected to impact costs at Sadiola by approximately $240/oz to $300/oz. At Korali-Sud, the impact is expected to exceed this range given that it is a new mining operation and is subject to the full impact of the 2023 mining code without derogations of royalties, unlike production from Sadiola proper. However, Korali-Sud ore is also higher grade and well suited for processing through the Sadiola plant. Korali-Sud is a bridge to sustained higher production at better costs once the Phase 1 expansion is completed, as more particularly set forth below. Despite higher royalties relating to production from Korali-Sud, the Company was able to maximize production at overall better costs in the fourth quarter, relying on Korali-Sud ore. In aggregate, fourth quarter costs and gross margins at Sadiola improved compared to the third quarter due to the greater number of ounces produced, particularly from Korali. Going forward throughout 2025 and thereafter, contributions from Korali-Sud will decrease as new oxide ore sources at Sadiola are developed and mined, and as the first phase expansion ramps up, the result of which will be that production will stabilize at higher levels, and costs will decline quarter over quarter.

Korali-Sud serves as a bridge between the current operations at Sadiola and the completion of the first phase expansion, which the Company expects will allow the plant to process up to 60% of higher-grade fresh ore at an increased throughput rate of 5.7Mt/y. The construction activities for this first phase of expansion commenced in the fourth quarter of 2024 and are advancing on schedule and on budget, with earthworks and structural fill progressing well. The remaining investment for Phase 1 is estimated at $55 million, and the project is expected to be completed later in 2025.

The focus remained on building operational flexibility for 2025, with dewatering and geotechnical work at Sekokoto West, FE4 and Tambali South. Lastly, the Company is advancing its power generation and Phase 1 plant expansion, which will enable Sadiola to process fresh ore. The plant will be more efficient and produce at a lower energy cost. This upgrade will ensure Sadiola can sustain the ounce profile until the full plant expansion is complete. Lastly, the final stages of the new tailings facility are underway and permit requirements are being finalized.

Adjusted All-in Sustaining Costs (“AISC”)(1) for the quarter of $1,682 per gold ounce. Adjusted All-in Sustaining Costs (“AISC”)(1) is in line with that previously disclosed. As the Company reports AISC(1) on an ounces-sold basis, rather than ounces produced, costs are highlighted on an adjusted basis, as ounces produced from Korali-Sud were inventoried at Sadiola and sold after year-end. Adjusted AISC(1) considers the cost of production of Korali-Sud ounces, as well as royalties and duties payable on sale and export, taking into consideration the 2023 Mining Code in Mali. The ounces used in the denominator consider actual sales and the inventoried Korali-Sud ounces.

Gold sales for the current quarter were lower than production, solely resulting from timing of shipments and consequent sales, as noted above, and were shipped subsequent to year-end during the first quarter of 2025, and consequently is expected to reverse in Q1 2025.

For the year ended December 31, 2024, Sadiola produced 193,462 ounces, compared to 171,007 ounces in the comparative prior year period, representing an increase of 13%, despite the impacts from the temporary suspension related to permitting experienced in Korali-Sud which fully resumed operations and production in the fourth quarter.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Initiatives undertaken at the end of the prior year, primarily focused on ore crushing, continued throughout the first nine months of this year and were successfully implemented. However, results for the year were affected by the temporary suspension related to permitting at Korali-Sud.

At Sadiola, expected cost reductions were achieved through the inclusion of oxide ore from Korali-Sud starting in the fourth quarter, and the sequential and significant increases in production over the remainder of the year.

Gold sales for the year ended December 31, 2024 were lower than production, resulting from timing of shipments and sales, as noted above.

Sadiola Expansion Project and Korali-Sud

Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

Present efforts have focused on increasing the inventory of oxide and fresh ores, significantly optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities, and planning the development of a new plant for processing fresh ore exclusively. This includes implementing enhancements to existing facilities to benefit both the current plant and the planned new plant.

Meaningful improvements in production are targeted in the short term through the contribution from high-grade oxide ores from various sources, with the objective to support guided production levels, reduce AISC(1), increase revenue, and provide robust cash flows in 2025 to support development projects across the Company.

The discovery of additional economic oxide mineralization has the potential to improve upon these targets. Exploration activities, resource modelling, and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4, FE2.5, among others, and the fresh ore targets of Tambali South and Sadiola Main. These developments are a key part of the Company’s strategy, allowing for the optimized utilization of existing resources and infrastructure, further contributing to production and cost improvements for the next several years, and providing mine plan flexibility with more areas for mining.

The aforementioned approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs.

The first phase of expansion at Sadiola commenced in the fourth quarter of 2024 and is advancing on schedule and on budget, with earthworks and structural fill, along with engineering, procurement, and mobilization for mechanical contractors progressing well. Continued investment in the first phase expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the Sadiola’s processing lines, which will be dedicated to processing fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine’s life, with AISC(1) expected to decrease to below $1,200 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

While the investment in the Sadiola Gold Mine Expansion Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort aimed at significantly increasing the Sadiola Gold Mine’s production, enhancing its profitability and longevity, and reaffirming the commitment to the Company’s stakeholders. This is demonstrated by the amounts invested in the Sadiola Gold Mine to date, which have allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2028 by which time both the modified existing plant and new plant will be commissioned and functioning.

Further, the Company is investigating the merits of a more progressive expansion of the existing plant beyond the year 2025, with the objective to target similar ultimate production levels at improved capital intensity.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Lastly, the Company is also advancing opportunities for optimization of the Sadiola Gold Mine Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10 percentage points through the use of flotation and concentrate leaching. This study, supported by the Company’s phased investment, seeks to improve the project’s financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Gold Mine Project is proceeding as planned, reinforcing Allied’s commitment to operational excellence and long-term value creation.

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure. Ongoing exploration activities at Korali-Sud, Sekekoto West, FE4, and Tambali South are crucial to Allied’s strategy to leverage the existing resources and infrastructure to maximize production and cash flows in the short term.

At Sekekoto West, Allied provided updates regarding progress in the April 10, 2024 press release, “Allied Gold announces positive exploration results at Kurmuk’s Tsenge gold prospect and new oxide discoveries at Sadiola, supporting the Company’s objectives to extend mine life and increase production”, noting the following highlights:

•	New Near-Mine Oxide Discovery at Sekekoto West: Drilling at Sekekoto West has uncovered a new oxide deposit, set to contribute additional feed to the Sadiola plant. This deposit, located 2 km south of the Sadiola Processing Plant, underscores the ongoing potential for resource expansion within the mining license and covers a zone that has been historically under explored, presenting significant new opportunities for resource growth over approximately 2 km of strike. Recent drilling has extended the known mineralization by an additional 100m to the north, with plans to test further northward extensions by another 300m in Q2, aiming to uncover potential linkages and oxide mineralization towards the FE3S rock storage facilities.

•	Strategic Corridor between Sekekoto and S12: The discovered corridor linking Sekekoto to the high-grade S12 prospect represents a promising target for further oxide ore discoveries. This corridor holds the potential to continue adding incremental higher-grade, lower-cost oxide ore feed to the Sadiola mill, ensuring enhanced throughput and efficiency, especially during Sadiola’s expansion. Allied’s current exploration model indicates the potential for uncovering significant mineralization between these two areas and in other prospective areas across the Sadiola land package. This model is actively being tested, and could substantially increase oxide gold ounces available for extraction. Exploration results to date continue to corroborate the Company’s exploration model for Sadiola.

During the quarter, exploratory and resource drilling programs were conducted on the Sadiola and Korali-Sud mining licences. A total of 129 holes were drilled for 14,812m by five exploration drill rigs. Resource and exploratory drilling programs continued and were expanded at the Sekekoto West and the Tambali South deposits, and at the FE2.5 prospect on the Sadiola ML during the quarter. Resource drilling continued at Korali-Sud ML on the northern along strike extension and eastern down-dip mineralization within the Stage 2 pit optimization shell.

At Sekekoto West, an exploratory drilling grid was extended to the north and north west during the quarter with drillhole intersections demonstrating that the deposit remains open to the north outside of the current pit designs. At FE2.5 prospect infill oxide resource drilling on 25m centres on the central portion of the eastern trend was completed and drillhole intersections were returned for the 300m northern step out which demonstrated continuity. Infill oxide resource drilling was in progress.

At the Tambali South deposit, resource drilling of shallow fresh ore was completed on the eastern flank of the deposit, and a geological model defined. Deeper core drilling of the fresh ore mineralization beneath the oxide deposit on 100m section lines is in progress and will be completed in Q1 2025. Drillhole intersections were made demonstrating good continuity of economic mineralization at depth beneath the oxide pits and the presence of economic grade and thicknesses beneath the southern toe of the waste rock dump that is present between the Tambali and Sadiola Main pit.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Sadiola Mineral Reserves and Mineral Resources

At Sadiola, the Company updated its economic parameters to reflect the new mining code in Mali, which introduced higher royalties and operating costs. However, the impact of these increases was largely offset by higher gold price assumptions. Notably, the partial inclusion of the newly discovered oxide mineralization at Sekekoto West has been incorporated into the 2025 mine plan, as part of it was successfully converted into Mineral Reserves. Furthermore, Sekekoto West remains open to the north and is currently being drilled, testing for extensions of the mineralization to realize further growth potential. Additionally, mineralization at FE2.5 remains open along strike, with sub-parallel structures identified that could potentially reduce the stripping ratio, allowing access to deeper mineralization. One of the key focuses for 2025 will be further defining the FE2.5 zone along strike and converting the Inferred Mineral Resources into Indicated Resources. To the southwest of Sadiola Main, the Tambali South zone continues to show significant potential at depth. An ongoing infill drilling program, along with geotechnical and hydrogeological investigations, is expected to convert Tambali South Mineral Resources into Mineral Reserves during 2025 in order to integrate it into the mine new life of mine plan.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together comprises the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated as a single operation.

Bonikro Key Performance Information	For three months ended December 31,		For years ended December 31,
(100% Basis)	2024	2023	2024	2023
Operating
Ore mined (M tonnes)	0.59	0.94	2.98	2.20
Waste mined (M tonnes)	3.46	3.53	13.86	17.34
Ore processed (M tonnes)	0.50	0.60	2.20	2.42
Gold
Production (Ounces)	20,259	34,232	86,755	99,409
Sales (Ounces)	22,979	34,328	88,776	100,294
Feed grade (g/t)	1.42	1.87	1.33	1.38
Recovery rate (%)	92.6%	94.2%	92.9%	91.6%
Total cost of sales per ounce sold(4)	$1,578	$1,502	$1,654	$1,467
Cash costs per ounce sold(1)	$1,183	$1,076	$1,272	$1,105
AISC per ounce sold(1)	$1,543	$1,220	$1,550	$1,221
Financial (In thousands of US Dollars)
Revenue	$60,477	$66,186	$206,908	$191,777
Cost of sales (excluding DDA)	(27,330)	(37,740)	(113,356)	(112,884)
Gross profit excluding DDA(1)	$33,147	$28,446	$93,552	$78,893
DDA	(8,923)	(13,835)	(33,464)	(34,215)
Gross Profit	$24,224	$14,611	$60,088	$44,678
Capital Expenditures (In thousands of US Dollars)
Sustaining	$6,031	$1,223	$20,407	$4,592
Expansionary	678	—	8,300	30,393
Exploration	1,609	2,201	7,191	4,102

Bonikro produced 20,259 ounces of gold during the three months ended December 31, 2024, compared with 34,232 ounces produced in the comparable quarter of the previous year. Fourth quarter production was in line with plan, as higher grades in relation to those observed during the first three quarters, were realized during the quarter due to the sequencing of the mine. Improved plant throughput was achieved due to the completion of plant enhancements, increased crusher availability, improved fragmentation, and enhanced maintenance practices.

The stripping of PB5 and PB3 during 2024 and the first part of 2025 will expose higher-grade material for 2026 and 2027. As a result of this, Bonikro will incur an anticipated $60 million of capital expenditures related to production stripping during 2025, further exposing higher-grade ore and leading to robust free cash flows in the years that follow when the rock movement and stripping ratio meaningfully decreases. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC per Ounce Sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027. Waste stripping at Bonikro during 2026 and 2027 is expected to be negligible.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Several additional opportunities to optimize the processing plant are being pursued, including operational and maintenance improvements, comminution circuit optimization, increased gravity gold recovery, and better slurry density and viscosity control practices. Several of these initiatives have already been implemented or are under study, and they are expected to lead to improvements in mill rates, as well as greater predictability of throughput and recoveries. During the second quarter, the sizing screen panels were modified from 40mm to 35mm, improved the mill rate by nearly 9% with the current ore blend. The Company expects to provide updates on these and other optimization initiatives throughout the year.

Cost reductions are expected to be achieved through the normalization of production with a more reliable power supply. The Company is also advancing initiatives to implement a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). These efforts are expected to be finalized by mid-2025. However, as expected and guided, Bonikro’s sustaining capital and AISC(1) in the fourth quarter were impacted by capitalized stripping at PB5. As previously noted, stripping activities in the fourth quarter and continuing for most of 2025, will improve production and costs for upcoming years, as high grade ore will be exposed while significantly lower waste removal will be required. The classification of stripping costs to sustaining capital was changed in the fourth quarter of 2023, with first production from the pushback achieved in that quarter. Prior year comparative costs associated with PB5, which did not have any ore production in the third quarter of 2023, were deemed as expansionary capital and consequently did not impact AISC(1). Further, the increase in DDA from the comparative prior quarter is related to amortization of the PB5 expansionary deferred stripping, which commenced in the fourth quarter of 2023. The Company is also advancing studies on the viability of Pushback 6 (“PB6”) at Bonikro for future production optionality and flexibility.

During the fourth quarter, gold sales were slightly higher than production due to timing of production and shipments.

For the year ended December 31, 2024, Bonikro produced 86,755 ounces compared to 99,409 ounces in the comparative prior period.

As part of the Company’s broader objective of becoming more self-reliant, backup generators were successfully installed in the second quarter at its Côte d’Ivoire operations for an initial unbudgeted cash outlay of approximately $14 million. This investment, spread across its in-country operations, effectively mitigated future power reliability risks. Côte d’Ivoire continued to experience issues at some of its power generation plants during the second quarter, leading the mining industry to reduce consumption by intermittently shutting down processing plants while power generation equipment was restored to the grid. In addition to the immediate installation of generators, the Company is also discussing a turnkey solar power solution with a solar power provider.

Production for the year ended December 31, 2024 was impacted by a stoppage on the plant and crusher carried out during the first quarter, allowing the Company to undertake process and technical improvements with regards to certain interdependencies in the flow circuit, as well as to resolve certain staffing matters. This followed a detailed capability assessment, conducted at the end of 2023, resulting in lower throughput, partially offset by higher feed grades and recovery rates. Second quarter production was impacted predominantly by the aforementioned power-matters experienced in Côte d’Ivoire.

For the year ended December 31, 2024, gold sales were slightly higher than production, due to timing of sales.

Bonikro Exploration

Resource and exploration drilling was conducted during the quarter on the Company’s mining licences and exploration licences, with the following drilling activity:

•	Hiré Mining License: 163 holes, comprising 9,723 metres

•	Oume Exploration License: 25 holes, comprising 3,958 metres

At the Hiré mine three rigs were active in the area of the Assondji-So ROM pad infilling on 20 metre sectional basis across 400 metres of strike of mineralization. An additional zone of mineralization was delineated to the immediate west of the Assondji-So pit, and drilling programs were designed to test 400 metres of mineralised strike in historical drilling, and this program was in progress at the end of the fourth quarter. Planning was underway to commence drilling at Assondji-So South prospect in the first quarter of 2025, which is sited some 700 metres to the south east of the Assondji-So pit.

At the Oumé Project, drilling continued at the Dougbafla North prospect and a geological model was confidently defined for this area on the basis of the dedicated core drilling completed on 40 metre sections. A further program to test the southern extension of the Dougbafla North prospect was designed, was in progress in the fourth quarter, and will be completed during the first quarter of 2025. A program to test the strike of historically drilled mineralization in the central area of the prospect over 1.2 kilometres of mineralised strike between the Dougbafla West and Dougbafla North prospects was designed and commenced, and will be completed in the first quarter of 2025.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

On the Bonikro mining license and exploration license no work programs were undertaken, as anticipated.

Bonikro Mineral Reserve and Mineral Resource

At Bonikro, the net results remained in line with expectations. Although slight reductions in Mineral Reserves resulted from refinements to the mine design parameters, these were largely offset by an increase in stockpiled material, which adds flexibility to the operation. During 2024, exploration efforts at Oume successfully converted a significant amount of Inferred Mineral Resources into Indicated Resources, with a more refined geological understanding of the mineralization and grade distribution in support of advancing the project to its next phase of development. Moreover, geotechnical and hydrogeological drilling programs are planned for 2025 to support a Pre-Feasibility Study at the site. The results of this study are expected by the end of 2025.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together comprises the CDI Complex, with the two processing plants located only 20 km from each other. The combined milling capacity and existing infrastructure including water supply dams, tailings storage facilities, access and site roads, power supply and accommodation facilities provides optionality and significant synergies.

Agbaou Key Performance Information	For three months ended December 31,		For years ended December 31,
(100% Basis)	2024	2023	2024	2023
Operating
Ore mined (M tonnes)	1.06	0.44	3.13	1.45
Waste mined (M tonnes)	8.97	5.06	28.63	19.07
Ore processed (M tonnes)	0.67	0.53	2.31	2.25
Gold
Production (Ounces)	25,163	19,373	77,874	73,401
Sales (Ounces)	27,171	17,882	79,394	72,127
Feed grade (g/t)	1.26	1.17	1.12	1.05
Recovery rate (%)	94.5%	96.2%	94.9%	95.4%
Total cost of sales per ounce sold(4)	$1,835	$2,100	$2,065	$2,022
Cash costs per ounce sold(1)	$1,785	$1,947	$2,008	$1,887
AISC per ounce sold(1)	$1,910	$2,308	$2,207	$2,138
Financial (In thousands of US Dollars)
Revenue	$71,577	$32,866	$188,890	$136,301
Cost of sales (excluding DDA)	(47,265)	(34,066)	(155,995)	(142,080)
Gross profit excluding DDA(1)	$24,312	$(1,200)	$32,895	$(5,779)
DDA	(2,598)	(1,048)	(7,974)	(3,753)
Gross Profit	$21,714	$(2,248)	$24,921	$(9,532)
Capital Expenditures (In thousands of US Dollars)
Sustaining	$1,418	$2,957	$5,888	$7,225
Expansionary	—	—	7,238	—
Exploration	—	—	—	—

Agbaou produced 25,163 ounces of gold during the three months ended December 31, 2024, compared to 19,373 ounces in the corresponding quarter of the previous year. The increase is related to higher grades and tonnage mined from the WP3 and NPB pits, with oxide contributions from Chapelle and Agbalé pits. This represents a 43% increase compared to the average of the previous three quarters and 215% year-over-year. This performance was supported by mining fleet performance optimization and the implementation of an integrated technical team supporting the CDI Complex. This highlights the flexibility of Allied’s CDI operations in mining and processing ore and extracting value from various sources within the complex.

As the mine progresses through the mining sequence, improvements in stripping ratios, ore mined, and grades have been observed, with expectations for continued enhancements in the upcoming quarters. In particular, the upcoming mining sequence at South Sat 3, Agbalé and WP7 will result in increased grades, contributing to the expected strong second-half production as previously guided. The completion of mining oxides and transitional ore across all pits has led to a shift towards a higher proportion of fresh material mining, contributing to reduced mining rates.

Gold sales during the quarter were slightly higher than production due to timing of shipments.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Costs for the fourth quarter were impacted by the inclusion of Agbalé and Chapelle ounces. With the Côte d’Ivoire mines now being with the same contractor, the Company expects synergies and reduction of costs going forward. At Agbaou, expected cost reductions are to be achieved through the normalization of production after the contractor completed changeover, process optimizations, and the normalization of the reliable power supply. The Company is also advancing initiatives to implement a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). These efforts are expected to be finalized by mid-2025.

The blend ratio feeding the Agbaou plant remains critical with quality oxide ore, which resulted in accelerating the mining plan of Agbalé Phase 2 into production, which has continuously delivered on grade, and has provided significant flexibility in the first quarter for the Agbaou plant blended ore requirements.

The Company is focused on extending the life of its mines in Côte d’Ivoire through strategic exploration and resource management.

For the year ended December 31, 2024 Agbaou produced 77,874 ounces compared to 73,401 ounces in the comparative prior period. Production for the year ended December 31, 2024 was impacted by a mining contractor transition in the first quarter which resulted in planned customary delays with both importation and mobilization of equipment, impacting mine sequencing modestly. Further, second quarter performance was impacted by the power matters noted below.

As part of the Company’s broader objective of becoming more self-reliant, backup generators were successfully installed in the second quarter at its Côte d’Ivoire operations for an initial unbudgeted cash outlay of approximately $14 million. This investment, spread across its in-country operations, effectively mitigated future power reliability risks. Côte d’Ivoire continued to experience issues at some of its power generation plants during the second quarter, leading the mining industry to reduce consumption by intermittently shutting down processing plants while power generation equipment was restored to the grid. In addition to the immediate installation of generators, the Company is also discussing a turnkey solar power solution with a solar power provider.

Gold sales for the year ended December 31, 2024 were slightly higher than production due to timing of shipments

Agbaou Exploration

Resource and exploration drilling was conducted during the fourth quarter on the Company’s Agbaou mining licence, with drilling activity of 11 holes comprising 1,131 metres.

At the Agbaou mine, a minor program of infill drilling at North Pit Extension was completed and final assays were returned and demonstrate down dip continuity of a single sulphide mineralised zone to 120 metres below the current pit floor. At quarter-end, two core rigs were moved back into West Pit 3 to conduct infill on the reserve model as a validation test, and this work program will continue into early 2025. A program was started and stopped at the South Sat 3 pit due to constraints on access during active mining.

A target generation exercise continued with field teams deployed at Zego prospect.

Agbaou Mineral Reserve and Mineral Resource

Similar to Bonikro, design parameters at Agbaou were adjusted to improve operational efficiency and reduce dilution. The mining sequence has been optimized to balance the intensity of waste-stripping pushbacks. Ongoing infill drilling has confirmed the geometry, width, and grade of the mineralized structures currently being mined at Agbaou, significantly de-risking the mine plan for 2026 and 2027.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

| 40

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

5.            CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES

For details on the Sadiola Expansion Project and acquisition of the Korali-Sud Project, please refer to the Sadiola section of Section 4 of this MD&A.

Notable progress relating to some the Company’s development and advanced stage exploration include, but are not limited to the following:

Kurmuk Project (100% Interest)(7), Ethiopia

Project Summary

The Kurmuk Project is an advanced stage development project in the Benishangul-Gumuz region of Ethiopia. The Company has made the decision to advance the expanded Kurmuk project, following a two-phase development plan requiring a total capital investment of approximately $500 million. Kurmuk is expected to deliver 175,000 gold ounces for the partial year of production in 2026, an average production level of approximately 290,000 gold ounces per annum over the first four years and 240,000 gold ounces per annum over the life of the mine at industry-leading AISC(1) below $950 per ounce. This represents a significant improvement over the original project, which was projected to average 200,000 ounces annually at similar capital costs, with further upside potential supporting an initial strategic target mine life of 15-years.

The Company holds an effective 100% ownership stake in the project; however, the Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete. The power line is in development and is expected to be completed and energized ahead of first production in mid-2026. An existing development agreement, signed with the Government of Ethiopia, spans an initial 20-year period and is renewable. The current project design encompasses the Dish Mountain and Ashashire deposits, with numerous exploration targets across the Kurmuk Project’s expansive 1,450 km2 exploration territory.

Progress

The Front End Engineering and Design (“FEED”) for the project’s critical components was successfully completed on schedule in 2023. The key outcomes of the FEED include:

•	A projected ten-year mine life based on the currently defined 2.7 million ounces in Proven and Probable Mineral Reserves, with an anticipated production of 290,000 ounces per year in the first five years and a life-of-mine AISC(1) of $950 per ounce.

•	A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.

•	An increase in plant throughput from 4.4 Mt per year in the 2022 Definitive Feasibility Study to 6.0 Mt per year, representing a 38% increase.

•	Estimated pre-production costs of approximately $500 million.

•	Anticipated first production in mid-2026.

The project implementation team features strong African project delivery capabilities. Operational readiness remains a key focus, with planning and preparation activities underway, including the appointment of the General Manager and other operating positions.

The Company continues to track well against its plan for the Kurmuk Project, having achieved key milestones and further progressing during the fourth quarter. The Company is well-positioned to commence the processing plant erection in 2025 with the goal to commence production in the second quarter of 2026. Notable updates include:

◦	Earthworks and structural fills at the plant terrace are near completion,

◦	Civil works and Structural, Mechanical, Plate, and Piping (“SMPP”) contractor mobilizations are in progress,

◦	The construction camp was completed during the fourth quarter, and with earthworks for the main camp accommodation underway to satisfy the on-going mobilization needs.

◦	Several agreements were awarded and commenced mobilization during the fourth quarter, including the SMPP contract, the Civil Works contract, and the main Water Storage Dam contract where clearing and grubbing activities have started,

◦	Preparations for major equipment delivery are advancing, with ongoing maintenance of the main access road and the delivery of heavy lifting equipment to the site in preparation for mechanical erection,

◦	Completion of clearing and grubbing activities for the explosive magazine and emulsion facilities,

| 41

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

◦	The Hazard and Operability review is finalized, with the stability review of the electrical power supply system also completed,

◦	Upgrades to the Horazab town community centre were advanced, in line with the Company’s commitment to continue enhancing community relations.

Further, as previously disclosed, the mining contract for Kurmuk has been awarded to Mota-Engil, which is performing contract mining services at the Company’s West Africa operations. The Company is advancing pioneering mining activities to allow sufficient time for the establishment of access and of infrastructure, before the rainy season, and advance training of mining personnel ahead of the arrival of the main mining fleet. Mining activities will continue through the year and into 2026 with the objective of preparing the mine and building ore stockpiles to support the start of operations. Kurmuk is expected to start production by mid-2026, contributing an estimated 175,000 ounces of gold to the latter half of the 2026 outlook.

For the year ended December 31, 2024, $110.4 million, was spent in Ethiopia, comprising $100.3 million of direct construction capital expenditure and the remainder representing other spend such as exploration activity, in-country office costs and capitalized borrowing costs in accordance with IFRS.

The Company remains on track for physical and budgetary progress of the Kurmuk Project. The difference from the initial $155 million expected for the year is mostly the result of detailed and optimized execution planning, favourable contract negotiations with local contractors which lowered upfront required payments, higher local contractor deployment with lower mobilization costs and better schedule, and a redesign of certain earthworks which have reduced quantities and related schedule. Some of these payments have been deferred into the first half of 2025, and consequently, the project remains on budget. Additionally, the recently signed Power Purchase Agreement (“PPA”) with Ethiopian Electric Power secures reliable hydroelectric energy, further confirming the project’s cost economics as a low-cost producer by ensuring access to one of the world’s most affordable and sustainable power sources. The power line is in the development phase and is expected to be finalized and energized ahead of first production in mid-2026.

Lastly, a third quarter update is planned for Kurmuk on mineral resources, mineral reserves and exploration. The Company’s objective is to increase and demonstrate a growing mineral inventory at Kurmuk to extend the mine life and take advantage of the increased plant capacity and mine sequencing, the Company is well positioned to target production levels above the current expected range of 240,000-290,000 ounces per year.

Project Exploration

On April 10, 2024 a press release titled, “Allied Gold announces positive exploration results at Kurmuk’s Tsenge gold prospect and new oxide discoveries at Sadiola, supporting the Company’s objectives to extend mine life and increase production” was released, highlighting the following:

•	Extended mineralization at Tsenge Ridge: Ongoing exploration has revealed significant gold mineralization along a 9-kilometre strike length, validated through soil sampling, geological mapping, and scout drilling. The Tsenge area, one of four prioritized areas for Mineral Resource expansion, continues to demonstrate prolific geological potential.

•	High Economic Potential: Initial drill results and channel sampling have indicated potentially economic thicknesses and grades of gold mineralization in hard rock both at the surface and at least up to 200 metres vertically below the outcrops.

•	Confirming High-Grade Sources: These findings verify that the gold-in-soil anomalies originate from significant gold grades exceeding 1.0 g/t gold in rock samples, aligning with the successful exploration outcomes at Dish Mountain and Ashashire—the two initial open pits that encompass all current Mineral Reserves. Exploration of high-priority targets has yielded exceptional results to date.

During the fourth quarter resource drilling was focused on infill resource drilling on the strike extension of Dish Mountain Resource and on the Dish Mountain Northern and Helipad Hill prospects. A total of 58 holes for 9,562m was drilled. At quarter end the drilling programs were 33%, 74% and 95% complete for Dish Mountain Resource Extension, Northern Prospects and Helipad Hill prospect respectively. Reprioritization of these programs in early 2025 is planned based on the return of assays. The aim of the programs is to extend the current resource at the main deposit at Dish Mountain and improve the resource classification confidence on the Northern and Helipad Hill prospects, that may yield indicated resources in this round of drilling for addition to the resource and reserve base.

The Tsenge scout drilling program remained on hold during the fourth quarter and will restart during early in the dry season.

| 42

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Kurmuk Mineral Reserve and Mineral Resource

At Kurmuk, work to refine the geological framework of the mineralization in anticipation of the start of mining operations in the next months is ongoing. A detailed litho-structural surface map of Dish Mountain has been generated, utilizing numerous rock exposures uncovered during construction. This information, along with drilling being done to extend mineralization in Dish Mountain, is currently being integrated into the three-dimensional litho-structural model. Infill drilling is progressing well, and by the third quarter of 2025, the Company expects an updated Mineral Resources and Mineral Reserves statement that will further define Proven and Probable Mineral Reserves, Measured and Indicated Mineral Resources. This update will be followed by a revised life of mine plan with a focus on the start of operations and is targeted to de-risk the ramp-up and further improve production levels at Kurmuk, particularly in the first years of operations. Although not expected to be included in the third quarter of 2025 update, drilling at Tsenqe continues to return encouraging intersections, and the Company anticipates declaring an initial Mineral Resource for this area in late 2025. The Company’s objective is to increase and demonstrate a growing mineral inventory at Kurmuk to extend the mine life and take advantage of the increased plant capacity and mine sequencing, the Company is well positioned to target production levels above the current expected range of 240,000-290,000 ounces per year.

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

Strategic Partnership with Ambrosia Investment Holdings and related transactions

On February 25, 2025, the Company announced a Strategic partnership with Ambrosia Investment Holding (“Ambrosia”), domiciled in the United Arab Emirates, marking a significant move to realizing immediate value from its Sadiola mine in Mali, while significantly bolstering the Company’s financial strength and adding an influential partner endorsing Allied’s strong growth trajectory.

The partnership will leverage the regional, national, and continental understanding and influence of Ambrosia, through the United Arab Emirates in Africa, which will build on Allied’s similar competencies, along with Allied’s technical and operational expertise, strong public markets knowledge, financial capacity, and strategic capital allocation capabilities to accelerate the Company’s growth initiatives, optimize operations, pursue strategic options, and enhance shareholder value. The transaction recognizes and supports the Company’s inherent value proposition and peer-leading growth strategy while endorsing and complementing the Company’s efforts in Mali, particularly the ongoing phased expansion of its generational Sadiola mine. Furthermore, the transaction is expected to provide key regional expertise and broader market support through a strategic partner with meaningful financial participation in the Company. The United Arab Emirates has emerged as Africa’s most prominent backer of new business.

The transaction estimated aggregate proceeds of over $500 million, including approximately $250 million in upfront cash consideration, crystallizes significant upfront value for Allied’s shareholders with the objective of creating a fortress balance sheet, further improving the Company’s financial flexibility. This robust balance sheet underpins Allied’s transformational growth plans, including the development of its Kurmuk project in Ethiopia and the ongoing phased expansion at Sadiola in Mali.

The improved financial flexibility arising from the transaction will provide the opportunity to optimize these expansion plans at Sadiola and Allied’s other assets while also providing the Company with tools to pursue strategic opportunities along with its new partner, Ambrosia.

The partnership includes the following components:

•	The sale to Ambrosia of 50% of Allied’s interest in Allied Gold ML Corp. (“Allied Holding”), which entity owns, directly and indirectly, Allied’s interests in its Mali operations (the “Mali Transaction”), including 80% of Societe d’Exploitation des Mines d’Or de Sadiola SA (“SEMOS”), for a purchase price comprising:

◦	$145 million in cash on closing; and

◦	present value of $230 million deferred cash consideration.

•	As a result of the sale of 50% of Allied’s interest in Allied Holding, a 50:50 joint venture will be created with Ambrosia, which will govern the relationship of the parties in Allied Holding and SEMOS and provide for the governance of the Sadiola mine. Allied will remain the operator of SEMOS and will continue the advancement of the ongoing value-creating initiatives at Sadiola and the execution of its business plan.

•	The implementation of a state-of-the-art power supply system to provide reliable energy to the Sadiola mine at competitive rates, under the terms of a power supply agreement between United Arab Emirates-based power solutions company ATGC LLC (“ATGC”) and SEMOS pursuant to which, among other things, ATGC will provide a power solution to SEMOS for a minimum period of 12 years by July 2026, including the deployment of photovoltaic power generation and industry-leading solid-state energy storage. This will provide Sadiola with a reliable, cost-efficient, and environmentally friendly supply of energy for its operations, which is expected to improve its operating costs through a reliable energy supply at rates comparable to or better than those available in the market.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

•	Share subscription and market support in connection with which Allied will issue to Ambrosia, on a private placement basis (the “Private Placement”) of 46,044,270 common shares of Allied (the “Private Placement Shares”) representing approximately 12% of the proforma issued and outstanding shares of the Company, at an issue price of C$3.40 per share for aggregate proceeds of C$156.6 million, the net proceeds of which will be used by Allied to fund the phased expansion at Sadiola. The issue price represents a modest premium to the five-day volume weighted average price of Allied’s common shares on the Toronto Stock Exchange (the “TSX”) between January 13 and January 17, 2025, being the period during which the parties met and first discussed indicative pricing and other commercial terms of the Mali Transaction.

•	Ambrosia has advised Allied that it intends to increase its participation in the Company through the purchase of Allied’s shares in the market following the closing of the Private Placement. Ambrosia has agreed not to exceed 19% aggregate beneficial ownership without the Company’s consent. Accordingly, Ambrosia may achieve 19% proforma ownership in Allied through the acquisition of the Private Placement Shares and market purchases at prevailing market prices.

Transaction Rationale:

•	Strategic Regional Expertise: Ambrosia’s experience and relationships in West Africa and, in particular, in the Republic of Mali, alongside the strong endorsement from the United Arab Emirates authorities, are expected to complement and enhance the Company’s own relationships and collaborative approach and be of significant value to Allied and its shareholders. Furthermore, the combined expertise and relationships will allow Allied to consider and pursue other significant value-creation opportunities in the region and emerging markets in general.

•	Sadiola Power Solution and Environmental Performance: The power supply agreement with ATGC provides Sadiola with a cost-competitive, reliable, and environmentally friendly supply of energy through the deployment of photovoltaic power generation and state-of-the-art solid-state energy storage. This is expected to improve the mine’s costs ahead of the implementation of the second phase expansion while reducing Sadiola’s reliance on fossil fuels. Furthermore, through the partnership with Ambrosia and ATGC, Allied will gain access to significant technical expertise and capacity to deploy reliable, cost-effective, and renewable energy solutions at its other sites.

•	Value Realization: The Mali Transaction will provide immediate crystallization of value for Allied’s shareholders through the upfront cash payment and the deferred consideration while retaining exposure to the significant growth and mineral reserves at Sadiola. The Mali Transaction values the Company’s 80% interest in the Sadiola mine at $750 million, representing a premium to the implied trading value of the asset. Additionally, the Company anticipates that, as a result of the Mali Transaction, its remaining 40% interest in Sadiola will garner increased market value as different opportunities for value creation can be accelerated and materialized.

•	Financial Flexibility: The aggregate proceeds from the Private Placement and the Mali Transaction, expected to total over $500 million, with approximately $250 million in upfront cash consideration, with the objective of creating a fortress balance sheet, further improving the Company’s financial flexibility. This robust balance sheet underpins Allied’s transformational growth plans, including the development of its Kurmuk project in Ethiopia and the ongoing phased expansion at Sadiola.

•	Capital Allocation: The Partnership allows Allied to optimize its capital allocation strategy for its Sadiola mine expansion while retaining exposure to the asset’s growth and significant inherent value. In partnership with Ambrosia, the Company can assess improved growth paths for Sadiola, including the studies to increase metallurgical recoveries, the progressive expansion approach, other project optimizations, and their implementation, along with the acceleration of the development of exploration targets and other value-added initiatives in the region. The Transaction also allows the Company to more critically evaluate the potential for growth initiatives at its other assets, including the increase of mine life at its Bonikro and Agbaou assets and the potential development of new mining areas at Kurmuk while preserving a net cash position to pursue other opportunities.

•	Geological Endowment and Returns: The Mali Transaction endorses the significant value opportunity in the Mali-Senegal shear zone and the Sadiola land package in particular. The region hosts several multi-million-ounce deposits, which provide the opportunity to realize sizeable returns on investment.

The Company and Ambrosia entered into a definitive subscription agreement in connection with the Private Placement and binding term sheets providing for the terms of the other components of the strategic partnership. Closing of the Transaction and funding of the Private Placement is subject to finalization and entry into a definitive share purchase agreement relating to the sale of 50% of Allied’s interest in Allied Holding, a joint venture and shareholders agreement to govern the joint venture, a power supply agreement to provide the power solution to SEMOS, as well as the satisfaction of conditions precedent, including receipt of regulatory and third party consents and approvals. The Private Placement is planned for closing in the next several weeks. The Private Placement Shares will be subject to a statutory hold period of four months and one day from issuance of such shares on closing of the Private Placement, in accordance with applicable Canadian securities legislation. The closing of the asset-based portions is to follow the closing fo the Private Placement.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Precious Metals Purchase Agreement with Wheaton Precious Metals

On December 5, 2024 the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. (“WPMI”), a wholly-owned subsidiary of Wheaton Precious Metals Corp., (“Wheaton”). Under the terms of the streaming agreement, Allied will receive an aggregate $175.0 million upfront cash payment (the “Advance Amount”), in four equal instalment payments, to support the funding of its growth strategy underpinned by the development of its low-cost, fully permitted, and highly prolific Kurmuk project in Ethiopia. The first of the four planned payments from Wheaton is in the amount of $43.75 million and the funds were made available upon Allied satisfying the relevant Kurmuk stream agreement customary conditions on December 19, 2024.

The stream transaction with WPMI strongly endorses the quality and significant value of the Kurmuk project, and the ongoing execution and exploration efforts being carried out by the Company. This Stream Transaction further advances the Company’s financial strategy during its transformative growth phase at an attractive cost of capital, contributing to de-risking Kurmuk’s execution with a comprehensive financing package supporting the advancement of initiatives to unlock further upside potential and maximize shareholder value.

WPMI will having the right to purchase 6.7% of payable gold from the Company’s Kurmuk mine (the “Stream”), which will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the Stream. The Stream will cover the existing Kurmuk mining license and until 255,000 ounces of gold have been delivered to WPMI, any mineral interests located within a 50 km radius of the mining license which are processed at the Kurmuk plant.

In the event of a change of control of Allied prior to the earlier of January 1, 2027 and achievement of completion, Allied has the option to buyback one third of the Kurmuk Stream. WPMI has been granted a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions on the Kurmuk project. Allied is expected to comply in all material respects with the International Finance Corporation’s Performance Standards on Environmental and Social Sustainability, the Voluntary Principles on Security and Human Rights, the Global Industry Standard on Tailings Management, and WPMI’s Partner/Supplier Code of Conduct, which outlines WPMI’s expectations with regard to environmental, social and governance (“ESG”) matters.

Transaction Rationale

•	Crystallizes Significant Inherent Value in Kurmuk - The Stream Transaction recognizes the inherent value of the Company’s Kurmuk project and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public.

•	Attractive Cost of Capital - The Company evaluated different financing options as part of an exhaustive process, concluding that this Stream Transaction provides much better cost of capital than any other alternative. The Stream agreement offers a competitive cost of capital based on Kurmuk’s Proven & Probable Mineral Reserves and remains favourable when assuming Mineral Resources conversion and exploration upside within the mining license.

•	Financial Strategy - The Stream Transaction marked another significant milestone in completing the planned comprehensive financial package for the Kurmuk project.

•	Exploration Upside Retained - Allied’s strategic objective for Kurmuk is to achieve a multi-decade mine life at production levels equal or above the average life of mine of 240,000 ounces of gold per year, leveraging on the project’s highly prospective land package. As result of the Stream Transaction, Allied retains full exposure to the significant exploration upside beyond the mining license, include the Tsenge, Agu and Dull Mountain targets among others. The Company is advancing a $7.5 million exploration program at Kurmuk focused on near mine extensions and regional targets where Allied sees the best potential to increase mineral inventories.

•	Flexibility in Stream Deliveries - Allied can accelerate the step-down stream rate by supplementing planned deliveries with ounces produced from outside the Large-Scale Mining License.

Gold Prepaid Forward Arrangement

On December 19, 2024 the Company entered into a Gold Prepaid forward arrangement with select lenders (the “Prepay Lenders”), for a total advance amount of $75 million. Under this arrangement, the Company will deliver to the Prepay Lenders an aggregate of 2,802 ounces of gold per month over a period of twelve months, starting in October 2026. The Prepay Lenders include National Bank of Canada, Macquarie Bank Limited and Citibank, N.A.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

The Gold Prepay arrangement is a low cost of capital financing and represents the latest component of the previously announced comprehensive financial package for the construction and development of the Kurmuk project which once in production will significantly increase production overall for the Company and generate robust and increasing cash flows.

Zero-Cost Collar Execution

To further support its fully-funded plan, on April 12, 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce. Further, in the fourth quarter, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from April 2025 to December 2026, for a total of 210,000 ounces, with a put of $2,200 per ounce and a call of $3,125 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price.

Public Offering of Common Shares

During the fourth quarter of 2024, the Company closed a public offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $162.1 million (C$221.0 million). The Company intends to use the net proceeds of the offering to support the funding of its optimization and growth initiatives, including in relation to all rights and obligations dealing with and allowing for continuous management, optimizations, advancements, improvements and phased expansion of the Sadiola Mine, and in respect of costs associated with the Kurmuk development project. The Offering is part of the Company’s previously announced broader financing plan, which also includes a gold stream and gold prepay facility on the Kurmuk project, intended to enhance financial flexibility to unlock significant value.

Precious Metals Purchase Agreement with Triple Flag Precious Metals

On August 14, 2024, the Company closed the streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, Allied received a $53.0 million upfront cash payment (the “Advance Amount”) and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds.

The transaction recognizes the inherent value of the Company’s CDI mines and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public. CDI comprises the Agbaou and Bonikro mines, which are located in Côte d’Ivoire within the Birimian Greenstone Belt. Allied is targeting a sustainable production platform of 180,000-200,000 gold ounces per annum on a combined basis and a mine life greater than 10 years, driven by an extensive exploration program, cost optimizations, and process improvements aimed at extending mine life and increasing value. The Company evaluated different financing options as part of this process, concluding that this transaction provides a much better cost of capital than any other alternative, including equity financing. The streaming agreement offers a competitive cost of capital based on Proven & Probable Mineral Reserves and remains favourable when assuming Mineral Resource conversion and exploration upside. Lastly, the Advance Amount ensures self-funding for Allied’s extensive exploration program for CDI, to advance highly prospective sites such as Oume, Akissi-So, Agbalé, and other targets. It also allows for the acceleration of improvement projects to increase the reliability of operations, optimize plant capacity, and bring forward value and extensions of mine life. Allied expects this flexibility to facilitate capturing further upside beyond the current life of mine plans. These enhancements are designed to increase asset value and unlock upside potential without diminishing shareholder equity.

Closing of Business Combination and Going Public Transaction

On September 7, 2023, the Company closed its $267 million financing and, on September 11, 2023, subsequently listed its shares on the TSX in a transaction which included a business combination and reverse take-over transaction involving, inter alios, Allied Gold Corp Limited and AMC.

The net proceeds from the financing will be utilized to execute the Company’s growth strategy for its fully permitted, shovel-ready project pipeline, as well as for general corporate needs.

Notably, the gross proceeds included a substantial investment of $40 million from the Company’s management and directors. This investment underscores their confidence in the company’s strategic initiatives and longer-term vision. The aggregate ownership of management and Board members in the Company, on the go-public transaction, totalled 22.7%, including 5.7% owned by Peter Marrone, Chairman and Chief Executive Officer, who anchored the significant investment of incoming management referred to above, and 10.9% owned by Justin Dibb, founder of Allied Gold Corp Limited and Vice Chairman of the Company demonstrating strong alignment with shareholders and a firm commitment to value creation.

| 46

ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

The foregoing summary of the Transaction and of the Financing are qualified in its entirety by the terms of the Definitive Agreement and Convertible Debenture Indenture which are both available under the Company’s profile on SEDAR+ at www.sedarplus.com.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

6.            MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Please refer to Section 12: Cautionary Statements and Internal Controls Over Financial Reporting – Notes on Mineral Reserves and Mineral Resources for further details.

2024 Year-End Mineral Reserves and Mineral Resources Summary

Allied’s near-term guidance and longer-term outlook are supported by its Mineral Reserves and Mineral Resources, which ensure the reliability and sustainability of the Company’s production platform while also providing the flexibility to increase near-term production and cash flows from high-yield near-mine targets. This year, Allied has conducted a thorough review of its mining design parameters, leading to the adoption of more conservative assumptions, especially regarding operational factors such as mining selectivity and dilution. This strategic adjustment aims to improve ore control procedures and the short-term predictability of operations. It also serves to offset the impact of increased Mineral Reserves together with the depletion resulting from mining activities in 2024. The Company is optimistic that its exploration efforts will continue to increase mineral inventories, with a goal to achieve additional growth by the end of 2025.

As of December 31, 2024, the Proven and Probable Mineral Reserves were reported at 10.8 million ounces of gold, contained within 237 million tonnes at a grade of 1.42 g/t. This figure remained relatively unchanged compared to the previous year. The stable reserve balance reflects the addition of new Mineral Reserves, the depletion of reserves due to production in 2024, and adjustments to the economic and design parameters outlined above. Similarly, the total Measured and Indicated Mineral Resources stood at 15.7 million ounces of gold, contained within 327 million tonnes at a grade of 1.49 g/t. This is nearly the same as the previous year’s figure of 16.0 million ounces, with the slight decrease attributed to the conversion of Inferred Mineral Resources, which at year-end 2024 totalled 1.4 million ounces contained within 33.7 million tonnes at a grade of 1.33 g/t.

Further details on a mine-by-mine basis can be found in the Review of Operations section of this MD&A, along with the Construction section for Kurmuk.

The Company’s 2024 year-year-end statement is provided below.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2024.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)
Sadiola Mine	18,427	0.50	295	131,232	1.59	6,702	149,659	1.45	6,997
Korali-Sud Mine	1,151	0.70	26	4,188	1.23	166	5,340	1.12	192
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	6,021	0.76	147	5,961	1.55	297	11,982	1.15	444
Agbaou Mine	2,241	1.66	115	7,250	1.47	343	9,491	1.53	458
Total Mineral Reserves	49,704	1.03	1,645	187,302	1.53	9,187	237,006	1.42	10,832

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2024.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)	(kt)	(g/t)	(k ounces)
Sadiola Mine	19,833	0.55	349	192,248	1.55	9,610	212,081	1.46	9,958
Korali-Sud Mine	1,194	0.73	28	6,411	1.29	266	7,605	1.20	294
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	9,649	1.08	336	30,565	1.37	1,345	40,214	1.30	1,681
Agbaou Mine	1,748	2.29	129	7,579	2.06	502	9,327	2.10	631
Total Mineral Resources (M&I)	52,896	1.17	1,990	274,242	1.55	13,694	327,137	1.49	15,684

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2024.

	Inferred Mineral Resources
	Tonnes	Grade	Content
	(kt)	(g/t)	(k ounces)
Sadiola Mine	14,271	1.08	496
Korali-Sud Mine	316	0.73	7
Kurmuk Project	5,980	1.62	311
Bonikro Mine	11,129	1.33	474
Agbaou Mine	1,986	2.35	150
Total Mineral Resources (Inferred)	33,683	1.33	1,439

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Mineral Reserve and Mineral Resource Reporting Notes

1.	Metal Price, Cut-off Grade, Metallurgical Recovery:

	Mineral Reserves	Mineral Resources

Sadiola (80%)	Price assumption: $1,700/ounce gold Open pit cut-off grades range from 0.31 to 0.78 g/t gold	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

Korali-Sud (100% as at December 31, 2024, 65% as at January 8, 2025)	Price assumption: $1,800/ounce gold Open pit cut-off grades range from 0.31 to 0.78 g/t gold	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

Kurmuk (100%)(7)	Price assumption: $1,500/ounce gold. Selected pit shells using value of $1,320/ounce gold for Ashashire and $1,440/ounce gold for Dish Mountain.	Price assumption: $1,800/ounce gold Open pit cut-off grade of 0.5 g/t gold
Open pit cut-off grades range from 0.30 to 0.45 g/t gold

Bonikro (89.89%)	Price assumption: $1,800/ounce gold Open pit cut-off grades range from 0.57 to 0.63 g/t gold.	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

For Agbalé, a $1,800/ounce gold was used with cut-off grades varying from 0.67 to 0.78 g/t gold.

Agbaou (85%)	Price assumption: $1,800/ounce gold Open pit cut-off grades range from 0.41 to 0.63 g/t gold	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

2.	Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Korali-Sud’s ownership was increased to 35% owned by the State of Mali on January 8, 2025.

3.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

4.	The Measured and Indicated Mineral Resource estimates are inclusive of those Mineral Resource estimates modified to produce the Mineral Reserve estimates.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2024.

7.	For the Qualified Person responsible for the Mineral Reserve and Mineral Resource estimates, see Section 12: Cautionary Statements and Internal Controls Over Financial Reporting of this MD&A.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

7.            FINANCIAL CONDITION AND LIQUIDITY

(In thousands of US Dollars)	As at December 31, 2024	As at December 31, 2023
Current Assets (including Cash and Cash Equivalents)	$449,286	$292,285
Non-Current Assets	870,568	664,001
Total Assets	$1,319,854	$956,286
Current Liabilities	485,003	355,215
Non-Current Liabilities	418,554	220,037
Total Liabilities	$903,557	$575,252
Equity attributable to Shareholders of the Company	345,765	299,906
Non-controlling interest	70,532	81,128
Total Equity	$416,297	$381,034

Net Working Capital(3)	$60,639	$40,527

Total assets were $1,319.9 million as at December 31, 2024, compared to total assets of $956.3 million as at December 31, 2023. The Company’s asset base is primarily non-current assets such as property plant and equipment, mining interests and exploration and evaluation assets. This reflects the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, trade receivables, prepayments and other receivables (consisting of value-added taxes in the jurisdictions in which the Company operates), and cash and cash equivalents. Notable changes from the prior year are related to capital expenditures at Kurmuk, the acquisition of power generators in Côte d’Ivoire, general increases to property, plant and equipment due to ongoing operations, and general changes to working capital, with an increase in finished goods inventory related to Korali-Sud ore at Sadiola.

Total liabilities as at December 31, 2024, were $903.6 million compared to $575.3 million as at December 31, 2023. The increase is predominantly attributable to the deferred revenue liability recognized upon the closing of the streaming transaction with Triple Flag, the streaming transaction and first draw with Wheaton Precious Metals for $43.8 million, the $75.0 million Gold Prepay and obligations under the Mali Agreement, previously discussed. Other significant liabilities include: provision of closure & reclamation, deferred and contingent consideration, trade and other payables, and income taxes (payable and deferred).

Cash and Working Capital

Cash and cash equivalents were $225.0 million as at December 31, 2024, compared to $158.6 million as at December 31, 2023. The cash balance was impacted by capital expenditures at Kurmuk, the acquisition of power generators in Côte d’Ivoire, general increases to property, plant and equipment due to ongoing operations, and general changes to working capital, with an increase in finished goods inventory related to Korali-Sud ore at Sadiola. The Company has sufficient cash on hand, and liquidity to fully manage its business. The Company believes that it is able to meet its obligations as they come due with funds from future draws on the Wheaton Precious Metals streaming arrangement, and cash flows from operating activities.

Net working capital(3) was $60.6 million at December 31, 2024, compared to $40.5 million at December 31, 2023. Cash balances increased significantly subsequent to quarter end, as in early 2025 the Company sold ounces associated with Korali-Sud production. While these post-year-end sales increase overall cash, the Company notes that, for accounting purposes, a working capital deficit will have been recorded as of year-end. This is due to certain payables being deferred pending the sale of a significant inventory of Korali-Sud gold, which had accumulated by year-end and was sold subsequently.

Total Borrowings

The total borrowings, including the convertible debentures of the Company at December 31, 2024 were $96.4 million compared to $103.5 million as at December 31, 2023.

Current borrowings are associated with the convertible debentures, net of transaction costs, and movements from the prior period are fully associated with the mark-to-market of the instrument.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

LIQUIDITY

The Company plans to meet its spending commitments, which include continued spending on business development activities, exploration and project development (notably the Sadiola Expansion Project and the Kurmuk Project), with proceeds from the overnight marketed equity offering, cash flows from operating activities and, as described below, with the execution on number of non-dilutive stream and prepaid transactions.

Allied successfully executed a number of strategic transactions during the quarter and subsequent to year-end, creating a fortress balance sheet and further improving the Company’s financial flexibility. The strategic direction was prompted by management’s belief that capital markets were not fully capturing the inherent value of the Company’s assets, leading Allied to seek alternative sources of capital. The Company completed these transactions with high quality counterparties, achieving a relatively low cost of capital, while crystallizing value upfront and bridging the gap between market value and inherent value to market participants.

The transactions included the share offering for aggregate gross proceeds of $161.6 million, and the $250.0 million Kurmuk funding package comprising a gold stream of $175.0 with Wheaton Precious Metals International Ltd. and a $75.0 million Gold Prepay facility for the Kurmuk development project. The streaming transaction with a partner of the scale and quality of Wheaton validates the inherent value opportunity at Kurmuk, including its engineering, design and ongoing development along with its strong geological upside potential. The Gold Prepay facility brings forward cash flows and include a built-in gold price hedge amidst favourable market prices. The prepay begins gold deliveries after Kurmuk’s anticipated mid-2026 construction timeframe, further balancing the cash requirements for its construction.

Since mid-2024, the Company has pursued several asset and corporate strategic arrangements and subsequent to year end, the Company announced one such strategic arrangement with a United Arab Emirates-based investment fund, the private placement portion of which is planned for closing in the next several weeks with the asset-based portions to follow. Further details are noted in Financing and Corporate Development Highlights.

The aforementioned activities provide the Company with flexibility to finance its share of the Sadiola phased expansion without relying on operating cash flows following the construction of Kurmuk in 2026. Other operational improvements and production increases are expected to begin generating significant cash flow in the coming quarters, providing additional financial flexibility for the Company to balance its allocation of capital and pursue other high return opportunities. This includes but is not limited to, further development of its CDI complex to create a complex with a strategic production level of 180,000 ounces per year for over 10 years. The Company is currently performing a review to advance the opportunities identified in the strategic plan to the next phases of definition and planning, including an update on Oume, which is expected to be completed by year-end along with the advancement of exploration and development targets in the Hiré and Agbaou land packages. Further updates will be provided throughout the year on these initiatives. To further support its fully-funded plan, on April 12, 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from May 2024 to March 2025, for a total of 110,000 ounces, with a put of $2,200 per ounce and a call of $2,829 per ounce. Further, in the fourth quarter, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from April 2025 to December 2026, for a total of 210,000 ounces, with a put of $2,200 per ounce and a call of $3,125 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price.

Further, as previously disclosed in this MD&A, the Company announced a strategic partnership with Ambrosia for the sale of 50% of Allied’s interest in SEMOS, for a purchase price comprising $145 million in cash on closing and the present value of $230 million deferred cash consideration.

Lastly, the Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn.

The Company’s near-term financial obligations include capital commitments and other financing commitments of $165.1 million, interest payments of $9.4 million and deferred and contingent consideration of $7.5 million, along with accounts payable and accrued liabilities.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars)	2024	2023	2024	2023
Operating cash flows before income tax paid, government settlements and working capital(6)	$140,971	$12,119	$321,268	$20,027
Income tax paid	(7,077)	(3,774)	(35,696)	(25,413)
Settlement of Mali Matters	(68,000)	—	(68,000)	—
Operating cash flows before movements in working capital(6)	$65,894	$8,345	$217,572	$(5,386)
Working capital movement(6)	(16,252)	(17,562)	(108,026)	25,142
Net cash generated from (used in) operating activities	$49,642	$(9,217)	$109,546	$19,756
Net cash used in investing activities	(73,690)	(19,928)	(193,405)	(95,515)
Net cash generated from (used in) financing activities	153,410	(10,118)	152,495	193,458
Net increase (decrease) in cash and cash equivalents	$129,362	$(39,263)	$68,636	$117,699

Operating Activities

Net cash generated from operating activities for the three months ended December 31, 2024 was $49.6 million. This compares to an outflow of $9.2 million in the prior year comparative quarter. Current period cash from operating activities was positively impacted by higher realized gold prices, proceeds from the first construction draw under the stream with Wheaton Precious Metals of $43.75 million, and a $75.0 million Gold Prepay, offset by the aforementioned Korali-Sud production inventoried at Sadiola sold subsequent to year-end. Further, operating cash flows were impacted by the payment associated with the Mali settlement matters discussed during the third quarter. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing, which had been accrued during the third quarter of 2023 and paid in the fourth quarter of 2023. Working capital impact for the quarter, as previously disclosed, is related to the Korali-Sud inventory buildup at Sadiola, which results in a working capital outflow, partially offset by increases in accounts payable associated with the costs incurred to produce that inventory.

Operating cash flows before income tax paid, government settlements and movements in working capital for the three months ended December 31, 2024 increased significantly, at an inflow of $141.0 million compared with the prior year comparative quarter inflow of $12.1 million, due to higher realized gold prices and the proceeds of the first construction payment under the stream with Wheaton Precious Metals International and the $75.0 million Gold Prepay. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing, which had been accrued during the third quarter of 2023 and paid in the fourth quarter of 2023.

Working capital movement(6) for the three months ended December 31, 2024 impacted cash flows by $16.3 million, compared to $17.6 million in the prior year comparative quarter. Working capital impact for the quarter, as previously disclosed, is related to the Korali-Sud inventory buildup at Sadiola, which results in a working capital outflow, partially offset by increases in accounts payable associated with the costs incurred to produce that inventory.

Net cash generated from operating activities for the year ended December 31, 2024 was $109.5 million compared to an inflow of $19.8 million in the prior year comparative period. Current period cash from operating activities was positively impacted by higher realized gold prices, proceeds from the first construction draw under the stream with Wheaton Precious Metals of $43.75 million, and a $75.0 million Gold Prepay, offset by the aforementioned Korali-Sud production inventoried at Sadiola sold subsequent to year-end. Further, operating cash flows were impacted by the payment associated with the Mali settlement matters discussed during the third quarter. Further, the current year was impacted by the Triple Flag Stream which closed in the third quarter. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing, which had been accrued during the third quarter of 2023 and paid in the fourth quarter of 2023. Working capital was impacted predominantly by the timing of receipt of VAT credits, the buildup of inventory stockpiles and finished goods awaiting shipment at Korali-Sud, and timing of accounts payable.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Operating cash flows before income tax paid, government settlements and movements in working capital for the year ended December 31, 2024 increased significantly, at $321.3 million, compared to $20.0 million in the prior year comparative period. The increase was related to higher realized gold prices and the proceeds of the first construction payment under the stream with Wheaton Precious Metals International and the $75.0 million Gold Prepay. Prior year cash flows were negatively impacted by cash-based transaction costs related to the public listing, which had been accrued during the third quarter of 2023 and paid in the fourth quarter of 2023.

Working capital movement(6) for the year ended December 31, 2024 impacted cash flows by $108.0 million, compared to a positive impact of $25.1 million in the prior year comparative quarter. Working capital was impacted predominantly by the timing of receipt of VAT credits, the buildup of inventory stockpiles and finished goods awaiting shipment at Korali-Sud, and timing of accounts payable.

Investing Activities

For the three months ended December 31, 2024, net cash used in investing activities was $73.7 million compared to $19.9 million in the prior year comparative quarter. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings.

For the year ended December 31, 2024, net cash used in investing activities was $193.4 million compared with $95.5 million in the prior year comparative period. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings, and the acquisition of power generators in Côte d’Ivoire.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended December 31, 2024, net cash generated from financing activities was $153.4 million compared to an outflows of $10.1 million in the comparative prior year quarter. Current quarter cash inflows from financing activities related predominantly to the closing of a public offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $162.1 million (C$221.0 million), partially offset by issuance costs. Prior quarter financing cash flows are related to the go public event and the issuance of both equity and convertible debentures, offset by payments of legacy debt.

In the year ended December 31, 2024, net cash generated from financing activities was $152.5 million, compared to an inflow of $193.5 million in the comparative prior year period. Current period cash inflows from financing activities were related predominantly to the closing of a public offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $162.1 million (C$221.0 million), partially offset by issuance costs. Prior comparative period financing cash flows related to the go public event and the issuance of both equity and convertible debentures, offset by payments of legacy debt.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and borrowings, net of cash and cash equivalents, as follows:

(In thousands of US Dollars)	As at December 31, 2024	As at December 31, 2023
Total Equity	$416,297	$381,034
Current and Non-Current Borrowings	96,356	103,457
	$512,653	$484,491
Less: Cash and cash equivalents	(224,994)	(158,638)
	$287,659	$325,853

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

The Company manages its discretionary spending to align with cash availability and future cash flow forecasts. Amounts above may be higher or lower than expected depending on cash flows generated during the year.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2024, shown on an undiscounted basis:

(In thousands of US dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$—	$—	$107.3	$—	$107.3
Interest	9.4	18.8	6.4	—	34.6
Accounts payable and accrued liabilities	250.3	—	—	—	250.3
Reclamation and closure costs	0.1	8.9	37.9	125.0	171.9
Deferred and contingent consideration	7.5	54.0	55.9	—	117.4
Capital and other financial commitments	165.1	14.0	1.2	0.5	180.8
Total contractual obligations and commitments	$432.4	$95.7	$208.7	$125.5	$862.3

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value. There are no options issued or outstanding. The following table summarizes the Company’s common shares and securities convertible into common shares as at the following dates:

(In millions of units)	As at March 30, 2025	As at December 31, 2024	As at December 31, 2023
Common Shares issued and outstanding	328.9	328.9	250.7
Stock options(5)	0.6	0.6	0.6
Restricted share units(5)	5.9	3.6	4.5
Performance share units(5)	3.2	—	—
Deferred share units(5)	0.1	0.1	0.1
Total Shares and Convertible Securities Issued and Outstanding(5)	338.7	333.2	255.9

TRANSACTIONS BETWEEN RELATED PARTIES

The Company enters into transactions with other entities that fall within the definition of a related party as contained in IAS 24, Related Party Disclosures. Such transactions are in the normal course of business and at terms that correspond to those on normal arms-length transactions (except revenue related transactions) with third parties. Related parties comprise entities under common ownership and/or common management and control; their partners and key management personnel.

All related-party transactions have been entered into on arm’s-length terms. Any significant transactions would be separately disclosed in the Consolidated Financial Statements:

An amount of $5.6 million (2023: $32.7 million) was paid to Allied Resources Commercial Brokers, a company controlled by a director, in respect of payroll processing, change of control and termination benefits for former key management personnel, vendor payment support and office management services provided to the Company. In addition, an amount of $0.2 million (2023: $0.2 million) was paid to TheSiger Pty Limited, a company controlled by a director, in respect of services provided to the Company. These services were entered into on terms equivalent to those that prevail in arm’s length transactions and the amounts owing are to be settled in cash.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

8.            ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Annual Information Form of the Resulting Issuer, which is available on SEDAR+ at www.sedarplus.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements.

METAL PRICE RISK

The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the Company’s properties, primarily gold. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

During the three months ended December 31, 2024, spot gold prices averaged $2,663 per ounce, compared to $1,977 per ounce during the comparative prior year quarter. During the period, the highest price was $2,778 per ounce and the lowest price was $2,567 per ounce.

During the year ended December 31, 2024, spot gold prices (as measured by the London PM Fix price) averaged $2,389 per ounce, compared to $1,943 per ounce in the prior year. During the period, the highest price was $2,778 per ounce and the lowest price was $1,985 per ounce.

Gold prices reached all-time highs in October 2024, before retreating slightly into year-end. Uncertainties around the US election and changing interest rate expectations as major central banks began their easing cycles underpinned gold’s strong performance early in the quarter, while a strengthening US dollar and profit-taking contributed to the weaker end to the year. In the short-term, gold prices are likely to continue to be driven by financial market uncertainties, geopolitical tensions, and the US Federal Reserve policy signals. Going forward, more accommodative global monetary policies, sustained central bank interest and continued investor demand should be supportive of gold over the longer term.

Central banks were net buyers of gold in 2024. Turkey, India, and Poland are notable buyers. Geopolitical trends should continue to support central bank purchases in the long term.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

CURRENCY RISK

Currency fluctuations may affect the Company’s assets and liabilities and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a significant portion of the Company’s operating and capital expenses are incurred in West African CFA franc (XOF). XOF is pegged to the Euro at a fixed rate of 655.957 per Euro. This effectively means the Company primary currency exposure is to the Euro.

All else being equal, a higher USD/EUR exchange rate will result in lower costs to the Company when measured in its reporting currency of USD.

During the three months ended December 31, 2024, the average USD/EUR exchange rate was 1.0675, the lowest was 1.0353, and the highest was 1.1068. The rate at the end of the period was 1.0426.

For the year ended December 31, 2024 the average USD/EUR exchange rate was 1.0821, the lowest was 1.0353, and the highest was 1.1192.

MANAGEMENT AND CONTAINMENT OF UNPRECEDENTED CHALLENGES IN 2024

In 2024, mining companies in the Republic of Mali were faced with unprecedented challenges related to accommodation of provisions of a new mining code and a moratorium on permits which had been in place for some time with no clarity on when the moratorium would end. The mining code contemplated significant changes to financial and fiscal provisions and terms; the decree of the new mining law and therefore the law’s effectiveness came into effect immediately prior to expiry of the exploitation permit for the Company’s Sadiola mine thereby requiring a permit renewal under the new mining code.

All this under the backdrop of extended previous management engagements that had been unsuccessful at obtaining a permit renewal and several other, larger mining companies having no better success, and a State that was beginning to use other tactics to compel compliance with the new mining code. Although the Company was not aware at the time, it did materialize subsequently that the posture of the government was such that executives of companies were at personal risk of incarceration were companies not willing to comply. However, the government tactics did include allegations of corporate, fiscal and taxation inadequacies and wrongdoing. In a literal sense, considering that the exploitation permit had not yet been renewed, the board concluded this presented an unprecedented challenge to the Company. These circumstances caused the board to seek a course of conduct that would ameliorate the situation and mandated management to find and pursue that course.

In that context, over several months, management engaged in significant, intense and prolonged negotiations with the State in order to avert what would have been a crisis beginning with a failed permit renewal process. A number of strategies were deployed during the negotiations in order to settle on terms that benefited both the Company and the State. The board and management undertook a policy and program of engagement that was reconciliatory although firmly held the position that the economics of the operation was imperative. Management engaged in a manner that was not confrontational and rather than enforcement of rights, chose to determine a path for accommodating the new mining code while preserving sufficient economics for the operation. The Company determined that the best course was to agree to the best terms possible at the time while rebuilding confidence and trust with the representatives of the State and leaving open the possibility of further modification to terms when more investments were required. A definitive protocol agreement with the State was announced on September 3, 2024. The Company was the first to settle terms with the State and conclude an agreement which then became the template for others. The Sadiola permit was renewed, trust began to be reestablished, and a relationship began to form. The effectiveness of the process has led to the Company and the State jointly pursuing other opportunities within Mali.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Recognizing the challenges, management also recommended to the board a course of engagement with third parties who would consider investment along with the Company and with whom it could be better represented in country. Management immediately pivoted to those engagements and discussions. By end of year, those discussions had advanced and, in some cases, matured to discussing terms.

9.            CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial condition, cash flows and results of operations.

10.            CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company’s Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies applied are described in note 3 - Summary of Material Accounting Policies of the Company’s consolidated financial statements for the year ended December 31, 2024.

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early:

•	IAS 21 - The Effects of Changes in Foreign Exchange. The amendments are effective on January 1, 2025 and are not expected to have an impact on the Company’s financial statements.

•	IFRS 18 - Presentation and Disclosure in the Financial Statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on the consolidated financial statements.

•	Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Disclosures. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted and are not expected to have an impact on the Company’s financial statements.

•	Amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted. The amendments shall be applied retrospectively, however prior periods need not be restated to reflect the application of the amendments. The Company is currently assessing the impact of the standard on the consolidated financial statements.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company’s consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2024 are disclosed in note 5 to the Consolidated Financial Statements - Critical Judgements and Estimation Uncertainties.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

11.            NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;

•	AISC per gold ounce sold and Adjusted AISC

•	Gross profit excluding DA;

•	Sustaining, Expansionary and Exploration Capital Expenditures;

•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and

•	EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs(1), AISC(1), Adjusted AISC(1), Gross profit excluding DA(1), Sustaining(1), Expansionary(1) and Exploration Capital Expenditures(1), Adjusted Net Earnings (Loss)(1), Adjusted Net Earnings (Loss) per Share(1), EBITDA(1) and Adjusted EBITDA(1), do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs(1) are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC(1) figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

AISC(1) include cash costs(1) (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC(1) exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC(1) include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC(1) represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(In thousands of US Dollars, unless	For three months ended December 31, 2024				For three months ended December 31, 2023
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$27,330	$47,265	$27,293	$101,888	$37,740	$36,506	$60,934	$135,180
DDA	8,923	2,598	1,433	12,954	13,835	1,048	2,044	16,927
Cost of Sales	$36,253	$49,863	$28,726	$114,842	$51,575	$37,554	$62,978	$152,107
Cash Cost Adjustments
DDA	$(8,923)	$(2,598)	$(1,433)	$(12,954)	$(13,835)	$(1,048)	$(2,044)	$(16,927)
Exploration Spend in Cost of Sales	—	—	—	—	(689)	(2,226)	(2,441)	(5,356)
Agbaou Contingent Consideration	—	1,293	—	1,293	—	570	—	570
Silver by-Product credit	(151)	(50)	(71)	(272)	(110)	(32)	(101)	(243)
Total Cash Costs(1)	$27,179	$48,508	$27,222	$102,909	$36,941	$34,818	$58,392	$130,151

AISC(1) Adjustments
Reclamation & Remediation Accretion	$218	$318	$560	$1,096	$836	$1,244	$2,337	$4,417
Exploration Capital	—	—	65	65	2,201	—	428	2,629
Exploration Expenses	1,707	1,331	9,791	12,829	689	2,226	2,441	5,356
Sustaining Capital Expenditures	6,031	1,418	3,682	11,131	1,223	2,957	1,465	5,645
IFRS 16 Lease Adjustments	322	322	—	644	—	28	—	28
Total AISC(1)	$35,457	$51,897	$41,320	$128,674	$41,890	$41,273	$65,063	$148,226

Gold Ounces Sold	22,979	27,171	14,619	64,769	34,328	17,882	40,863	93,073

Cost of Sales per Gold Ounce Sold	$1,578	$1,835	$1,965	$1,773	$1,502	$2,100	$1,541	$1,634
Cash Cost(1) per Gold Ounce Sold	$1,183	$1,785	$1,862	$1,589	$1,076	$1,947	$1,429	$1,398
AISC(1) per Gold Ounce Sold	Refer to Adjusted Table Below				$1,220	$2,308	$1,592	$1,593

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

(In thousands of US Dollars, unless	For year ended December 31, 2024				For year ended December 31, 2023
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$113,356	$155,995	$193,176	$462,527	$112,884	$142,080	$248,413	$503,377
DDA	33,464	7,974	6,183	47,621	34,215	3,753	7,556	45,524
Cost of Sales	$146,820	$163,969	$199,359	$510,148	$147,099	$145,833	$255,969	$548,901
Cash Cost Adjustments
DDA	$(33,464)	$(7,974)	$(6,183)	$(47,621)	$(34,215)	$(3,753)	$(7,556)	$(45,524)
Exploration Spend in Cost of Sales	—	—	—	—	(1,598)	(8,795)	(8,371)	(18,764)
Agbaou Contingent Consideration	—	3,635	—	3,635	—	3,000	—	3,000
Silver by-Product credit	(474)	(181)	(357)	(1,012)	(460)	(168)	(332)	(960)
Total Cash Costs(1)	$112,882	$159,449	$192,819	$465,150	$110,826	$136,117	$239,710	$486,653

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$873	$1,273	$2,241	$4,387	$1,350	$1,968	$3,694	$7,012
Exploration Capital	—	—	1,200	1,200	4,102	—	2,266	6,368
Exploration Expenses	2,680	7,840	13,298	23,818	1,598	8,795	8,371	18,764
Sustaining Capital Expenditures	20,407	5,888	20,064	46,359	4,592	7,225	7,658	19,475
IFRS 16 Lease Adjustments	751	751	—	1,502	—	111	—	111
Total AISC(1)	$137,593	$175,201	$229,622	$542,416	$122,468	$154,216	$261,699	$538,383

Gold Ounces Sold	88,776	79,394	145,285	313,455	100,294	72,127	170,664	343,085

Cost of Sales per Gold Ounce Sold	$1,654	$2,065	$1,372	$1,627	$1,467	$2,022	$1,500	$1,600
Cash Cost(1) per Gold Ounce Sold	$1,272	$2,008	$1,327	$1,484	$1,105	$1,887	$1,405	$1,418
AISC(1) per Gold Ounce Sold	Refer to Adjusted Table Below				$1,221	$2,138	$1,533	$1,569

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Adjusted AISC(1)

As the Company reports AISC(1) on an ounces-sold basis, rather than ounces produced, costs are highlighted on an adjusted basis, as ounces produced from Korali-Sud of 48,939 were inventoried at Sadiola at the end of the year, due to certain procedural and administrative delays previously described.

Adjusted AISC(1) considers the cost of production of Korali-Sud ounces, as well as royalties and duties payable on sale and export, taking in to consideration the 2023 Mining Code in Mali. Further, Adjusted costs adjust for a settlement reached during the quarter with one of the Company’s suppliers that is not reflective of current period costs and operations.

The ounces used in the denominator consider actual sales and the inventoried Korali-Sud ounces.

(In thousands of US Dollars, unless	For three months ended December 31, 2024				For year ended December 31, 2024
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Total AISC(1)	$35,457	$51,897	$41,320	$128,674	$137,593	$175,201	$229,622	$542,416
Inventory Cost	—	—	53,836	53,836	—	—	53,836	53,836
Royalties and Costs to Sell Inventory	—	—	19,285	19,285	—	—	19,285	19,285
Other Adjustments	—	—	(7,536)	(7,536)	—	—	—	—
Adjusted AISC(1)	$35,457	$51,897	$106,905	$194,259	$137,593	$175,201	$302,743	$615,537

Gold Ounces Sold	22,979	27,171	14,619	64,769	88,776	79,394	145,285	313,455
Adjusted Ounces Sold (Korali)	—	—	48,939	48,939	—	—	48,939	48,939
Adjusted Gold Ounces	22,979	27,171	63,558	113,708	88,776	79,394	194,224	362,394

Adjusted AISC(1) per ounce	$1,543	$1,910	$1,682	$1,708	$1,550	$2,207	$1,559	$1,699

Note: There are no prior year comparatives.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA(1) because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)”(1) and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share”(1) to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the reverse takeover transaction events and other items,

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense) and other share-based compensation,

•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,

•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,

•	Non-recurring provisions,

•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods’ results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net (Loss) Earnings to attributable to Shareholders of the Company to Adjusted Net Earnings (Loss) can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and “Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA(1) is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA(1), excluding non-recurring items, items not related to a particular periods and/ or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense) and other share-based compensation,

•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Non-recurring provisions,

•	Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA(1) and Adjusted EBITDA(1) provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods’ results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA(1), which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars)	2024	2023	2024	2023
Net (Loss) Earnings	$(7,969)	$13,268	$(119,551)	$(191,540)
Finance (income) costs, net	$6,998	$13,538	$19,276	$30,809
DDA	12,955	16,927	47,621	45,524
Current income tax expense	21,996	(4,168)	87,517	42,942
Deferred income tax (expense) recovery	16,165	(28,872)	26,668	(36,987)
EBITDA(1)	$50,145	$10,693	$61,531	$(109,252)

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

	For three months ended December 31,		For years ended December 31,
(In thousands of US Dollars)	2024	2023	2024	2023
EBITDA(1)	$50,145	$10,693	$61,531	$(109,252)
Transaction related costs	—	552	—	147,048
(Gain) loss on revaluation of call and put options	—	—	—	21,883
Gain (loss) on revaluation of financial instrument	(15,553)	1,034	(5,836)	3,087
Impairment of exploration and evaluation asset	—	—	—	19,619
Foreign exchange	204	3,853	2,670	4,223
Share-based compensation	1,655	2,012	6,611	7,265
Mali agreement impact, VAT adjustments and Other	10,861	6,498	121,193	7,343
Adjusted EBITDA(1)	$47,312	$24,642	$186,169	$101,216

12.            CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

This MD&A provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition between December 31, 2024, and December 31, 2023, and results of operations for the years ended December 31, 2024, and December 31, 2023.

This MD&A has been prepared as of March 31, 2025. This MD&A is intended to supplement and complement the Consolidated Financial Statements prepared in accordance with IFRS. Readers are encouraged to review the Consolidated Financial Statements in conjunction with their review of this MD&A. Certain notes to the Consolidated Financial Statements are specifically referred to in this MD&A. All dollar amounts in the MD&A are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” including “future oriented financial information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

•	the Company’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves and Mineral Resources;

•	the timing and amount of estimated future production;

•	the estimation of the life of mine of the Company’s projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of exploration and development activities;

•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;

•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

•	the Company’s expectations regarding the payment of any future dividends.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2024, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;

•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;

•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Resources	Qualified Person of Mineral Reserves
Sadiola Mine	Shane Fieldgate	Steve Craig
Korali-Sud Mine	Phillip Schiemer	Steve Craig
Kurmuk Project	Phillip Schiemer	Steve Craig
Bonikro Mine	Phillip Schiemer	Esteban Chacon
Agbaou Mine	Phillip Schiemer	Esteban Chacon

Except as otherwise disclosed, all scientific and technical information contained in this MD&A has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Controls Over Financial Reporting (“ICFR”)

The Chairman & Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing ICFR or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control framework is designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Chairman & Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design and operating effectiveness of internal controls over financial reporting as defined by NI 52-109 as at December 31, 2024. Based on this evaluation, the Executive Chairman & Chief Executive Officer and Chief Financial Officer concluded that the Company’s ICFR were designed effectively as at December 31, 2024.

There was no change in the Company’s internal control over financial reporting for the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting, with exception of the implementation of a new ERP system at the Company’s Sadiola Mine and Kurmuk Project. The Company implemented the ERP system to improve standardization and automation. The Company believes that the implementation of the ERP system and related changes to internal controls will enhance its internal controls over financial reporting while providing the ability to scale its business in the future. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

Disclosure Controls and Procedures (“DCP”)

DCP have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is gathered and communicated to senior management to allow timely decisions regarding required disclosure. The Company’s Chairman & Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the DCP, that as at December 31, 2024, the Company’s DCP have been designed to provide reasonable assurance that material information is made known to them by others within the Company.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

Control and Procedure Limitations

The Company’s management, including the Chairman & Chief Executive Officer and Chief Financial Officer, believe that any ICFR and DCP, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

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ALLIED GOLD

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

ENDNOTES

(1)	This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)	Adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)	Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debenture, which is classified as current as per IAS 1. Holders can convert at any time, but a conversion would not result in a cash outlay for the Company as it would be settled in shares.

(4)	Historically, Cost of sales was presented inclusive of DDA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DDA refers to the sum of DDA of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DDA, divided by ounces sold.

(5)	Each stock option is exercisable into one common share of the Company, upon vesting. Restricted and Deferred share units are fully vested and redeemable into one common share of the Company.

(6)	Working Capital movement refers to the sum of

a.	(Increase) / decrease in trade and other receivables

b.	(Increase) / decrease in inventories

c.	Increase / (decrease) in trade and other payables

(7)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

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